 Exhibit 99.11

IND AS Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Standalone Ind AS Interim Financial Statements

We have audited the accompanying standalone Ind AS interim financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 31 March 2017, the statement of profit and loss (including other comprehensive income) for the three months and year then ended, the statement of cash flows and the statement of changes in equity for the year then ended and a summary of the significant accounting policies and other explanatory information (herein after referred to as “standalone Ind AS interim financial statements”).

Management’s Responsibility for the Standalone Ind AS Interim Financial Statements

The Company’s Board of Directors is responsible for the preparation of these standalone Ind AS interim financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) 34, Interim Financial Reporting as specified under section 133 of the Companies Act, 2013 (‘the Act’) read with relevant rules issued thereunder.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial control, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone Ind AS interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone Ind AS interim financial statements based on our audit.

We conducted our audit of the standalone Ind AS interim financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone Ind AS interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the standalone Ind AS interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the standalone Ind AS interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the standalone Ind AS interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the standalone Ind AS interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone Ind AS interim financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone Ind AS interim financial statements give a true and fair view in conformity with the accounting principles generally accepted in India including Ind AS 34, Interim Financial Reporting, of the financial position of the Company as at 31 March 2017 and its financial performance including other comprehensive income for the three months and year then ended, its cash flows and the changes in equity for the year then ended.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Bengaluru

13 April 2017

INFOSYS LIMITED

(In crore)

	Note	March 31, 2017	March 31, 2016	April 1, 2015
ASSETS
Non-current assets
Property, plant and equipment	2.3	8,605	8,248	7,347
Capital work-in-progress		1,247	934	769
Intangible assets	2.4	–	–	–
Financial assets
Investments	2.5	15,334	11,076	6,108
Loans	2.6	5	5	4
Other financial assets	2.7	216	192	110
Deferred tax assets (net)	2.17	346	405	433
Income tax assets (net)	2.17	5,454	5,020	3,941
Other non-current assets	2.10	996	755	349
Total non - current Assets		32,203	26,635	19,061
Current assets
Financial assets
Investments	2.5	9,643	2	749
Trade receivables	2.8	10,960	9,798	8,627
Cash and cash equivalents	2.9	19,153	29,176	27,722
Loans	2.6	310	355	225
Other financial assets	2.7	5,403	4,801	4,045
Other current assets	2.10	2,213	1,965	1,384
Total current assets		47,682	46,097	42,752

Total Assets		79,885	72,732	61,813
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	1,148	1,148	574
Other equity		66,869	59,934	51,617
Total equity		68,017	61,082	52,191
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.13	40	62	27
Other non-current liabilities	2.15	42	–	–
Deferred tax liabilities (net)	2.17	–	–	–
Total non - current liabilities		82	62	27
Current liabilities
Financial liabilities
Trade payables	2.14	269	623	124
Other financial liabilities	2.13	5,056	5,132	4,847
Other current liabilities	2.15	2,349	2,093	1,564
Provisions	2.16	350	436	382
Income tax liabilities (net)	2.17	3,762	3,304	2,678
Total current liabilities		11,786	11,588	9,595
Total equity and liabilities		79,885	72,732	61,813

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

In crore, except equity share and per equity share data

Statement of Profit and Loss for the	Note	Three months ended March 31,		Year ended March 31,
		2017	2016	2017	2016
Revenue from operations	2.18	14,920	14,158	59,289	53,983
Other income, net	2.19	733	773	3,062	3,006
Total income		15,653	14,931	62,351	56,989
Expenses
Employee benefit expenses	2.20	7,667	7,297	30,944	28,207
Deferred consideration pertaining to acquisition		–	–	–	149
Cost of technical sub-contractors		1,263	1,191	4,809	4,417
Travel expenses		342	438	1,638	1,655
Cost of software packages and others	2.20	341	223	1,235	1,049
Communication expenses		104	79	372	311
Consultancy and professional charges		176	155	538	563
Depreciation and amortisation expense	2.3 & 2.4	336	315	1,331	1,115
Other expenses	2.20	641	528	2,546	1,923
Total expenses		10,870	10,226	43,413	39,389
Profit before tax		4,783	4,705	18,938	17,600
Tax expense:
Current tax	2.17	1,141	1,309	5,068	4,898
Deferred tax	2.17	80	5	52	9
Profit for the period		3,562	3,391	13,818	12,693
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		16	(3)	(42)	(2)
Equity instruments through other comprehensive income, net	2.5 & 2.17	(5)	–	(5)	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges, net		11	–	39	–
Fair value changes on investments, net	2.5	(10)	–	(10)	–
Total other comprehensive income, net of tax		12	(3)	(18)	(2)
Total comprehensive income for the period		3,574	3,388	13,800	12,691
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		15.51	14.76	60.16	55.26
Diluted ()		15.51	14.76	60.15	55.26
Weighted average equity shares used in computing earnings per equity share
Basic	2.23	22969,44,664	22969,44,664	22969,44,664	22969,44,664
Diluted	2.23	22972,89,436	22969,44,664	22971,59,670	22969,44,664

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

Statement of changes in Equity

In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2015	574	2,778	40,065	54	8,291	2	–	412	–	–	15	52,191
Changes in equity for the year ended March 31, 2016
Increase in share capital on account of bonus issue (refer to note 2.12)	574	–	–	–	–	–	–	–	–	–	–	574
Transfer to general reserve	–	–	(1,217)	–	1,217	–	–	–	–	–	–	–
Amounts utilized for bonus issue (refer note 2.12)	–	(574)	–	–	–	–	–	–	–	–	–	(574)
Transferred to Special Economic Zone Re-investment reserve	–	–	(591)	–	–	–	591	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	591	–	–	–	(591)	–	–	–	–	–
Share based payment to employees (refer to note 2.12)	–	–	–	–	–	7	–	–	–	–	–	7
Transfer to securities premium on exercise	–	–	–	–	–	–	–	–	–	–	–	–
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22 and 2.17)	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(6,843)	–	–	–	–	–	–	–	–	(6,843)
Profit on transfer of business (2)	–	–	–	–	–	–	–	3,036	–	–	–	3,036
Profit for the period	–	–	12,693	–	–	–	–	–	–	–	–	12,693
Balance as of March 31, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082

INFOSYS LIMITED

Statement of changes in Equity

In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082
Changes in equity for the year ended March 31, 2017
Transfer to general reserve	–	–	(1,579)	–	1,579	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(953)	–	–	–	953	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	953	–	–	–	(953)	–	–	–	–	–
Exercise of stock options (refer to note 2.12)	–	3	–	–	–	(3)	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	1
Share based payment to employees of the group (refer to note 2.12 and note 2.25)	–	–	–	–	–	114	–	–	–	–	–	114
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22 and 2.17)	–	–	–	–	–	–	–	–	–	–	(42)	(42)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on cash flow hedge, net of tax (Refer note 2.11)	–	–	–	–	–	–	–	–	–	39	–	39
Fair valuation of investments, net of tax effect (Refer note 2.5)	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Equity instruments through other comprehensive income, net of tax effect (Refer note 2.5)	–	–	–	–	–	–	–	–	(5)	–	–	(5)
Dividends (including corporate dividend tax)	–	–	(6,980)	–	–	–	–	–	–	–	–	(6,980)
Profit for the period	–	–	13,818	–	–	–	–	–	–	–	–	13,818
Balance as of March 31, 2017	1,148	2,208	49,957	54	11,087	120	–	3,448	(5)	39	(39)	68,017

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve on account of transition to Indian Accounting Standards (Ind AS)

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

(In crore)

Statements of Cash Flows	Year ended March 31,
	2017	2016
Cash flow from operating activities:
Profit for the period	13,818	12,693
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,331	1,115
Income tax expense	5,120	4,907
Allowance for credit losses on financial assets	135	(48)
Deferred consideration pertaining to acquisition	–	149
Interest and dividend income	(2,553)	(2,563)
Other adjustments	48	141
Exchange differences on translation of assets and liabilities	39	31
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,825)	(1,373)
Loans and other financial assets and other assets	(427)	(1,188)
Trade payables	(354)	499
Other financial liabilities, other liabilities and provisions	179	565
Cash generated from operations	15,511	14,928
Income taxes paid	(5,033)	(5,350)
Net cash generated by operating activities	10,478	9,578
Cash flow from investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(2,292)	(2,308)
Deposits with corporations	(155)	(115)
Loans to employees	23	(64)
Repayment of debentures	420	–
Investment in subsidiaries	(369)	(258)
Payment towards contingent consideration pertaining to acquisition	(36)	–
Payment towards acquisition	–	(794)
Payment arising out of business transfer	–	(335)
Payments to acquire financial assets
Preference securities	(43)	(82)
Liquid mutual fund and fixed maturity plan securities	(49,648)	(22,797)
Tax free bonds	(312)	(299)
Non-convertible debentures	(3,664)	–
Certificate of Deposits	(7,555)	–
Government Bond	–	(2)
Proceeds on sale of financial assets
Liquid mutual fund and fixed maturity plan securities	47,495	23,545
Tax free bonds	2	–
Interest and dividend received on investments	2,640	2,302
Net cash used in investing activities	(13,494)	(1,207)
Cash flow from financing activities:
Loan given to subsidiaries	–	(193)
Loan repaid by subsidiary	–	126
Payment of dividends	(6,968)	(6,841)
Net cash used in financing activities	(6,968)	(6,908)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(39)	(9)
Net decrease in cash and cash equivalents	(9,984)	1,463
Cash and cash equivalents at the beginning of the period	29,176	27,722
Cash and cash equivalents at the end of the period	19,153	29,176
Supplementary information:
Restricted cash balance	411	341

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys ('the Company') is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, its banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The interim financial statements are approved for issue by the Company's Board of Directors on April 13, 2017.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 (Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

The Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP. Reconciliations and descriptions of the effect of the transition has been summarized in note 2.1.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in these financial statements added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in these financial statements.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17 and Note 2.24.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of company's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.5 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its Statement of Profit and Loss.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as expenses in the Statement of Profit and Loss.

1.8 Financial instruments

1.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss. when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of profit and loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

1.8.3 Derecognition of financial instruments

The company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.9 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.10 Impairment

a. Financial assets

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Provisions

A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the company recognizes any impairment loss on the assets associated with that contract.

1.12 Foreign currency

Functional currency

The functional currency of the company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.14 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.15 Employee benefits

1.15.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by laws of India.

The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

1.15.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.15.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

1.15.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.16 Share-based compensation

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

1.17 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.19 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.20 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

1.21 Recent accounting pronouncements

1.21.1 Standards issued but not yet effective

In March 2017, the Ministry of Corporate Affairs issued the Companies (Indian Accounting Standards) (Amendments) Rules, 2017, notifying amendments to Ind AS 7, ‘Statement of cash flows’ and Ind AS 102, ‘Share-based payment.’ These amendments are in accordance with the recent amendments made by International Accounting Standards Board (IASB) to IAS 7, ‘Statement of cash flows’ and IFRS 2, ‘Share-based payment,’ respectively. The amendments are applicable to the Company from April 1, 2017.

Amendment to Ind AS 7:

The amendment to Ind AS 7 requires the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement.

The Company is evaluating the requirements of the amendment and the effect on the financial statements is being evaluated.

Amendment to Ind AS 102:

The amendment to Ind AS 102 provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes.

It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that include a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement.

The Company is evaluating the requirements of the amendment and the impact on the financial statements is being evaluated.

2 Notes to the standalone financial statements for the three months and year ended March 31, 2017

2.1 First-time adoption of Ind-AS

These standalone interim financial statements of Infosys Limited for the three months and year ended March 31, 2017 have been prepared in accordance with Ind AS. For the purposes of transition to Ind AS, the Company has followed the guidance prescribed in Ind AS 101 - First Time adoption of Indian Accounting Standard, with April 1, 2015 as the transition date and IGAAP as the previous GAAP.

The transition to Ind AS has resulted in changes in the presentation of the financial statements, disclosures in the notes thereto and accounting policies and principles. The accounting policies set out in Note 1 have been applied in preparing the standalone financial statements for the three months and year ended March 31, 2017 and the comparative information. An explanation of how the transition from previous GAAP to Ind AS has affected the Company’s Balance Sheet , Statement of Profit and Loss, is set out in note 2.2 and 2.2.2. Exemptions on first time adoption of Ind AS availed in accordance with Ind AS 101 have been set out in note 2.1.1.

2.1.1 Exemptions availed on first time adoption of Ind-AS 101

Ind-AS 101 allows first-time adopters certain exemptions from the retrospective application of certain requirements under Ind AS. The Company has accordingly applied the following exemptions.

(a) Share-based payment

The Company is allowed to apply Ind AS 102 Share-based payment to equity instruments that remain unvested as of transition date. The Company has elected to avail this exemption and apply the requirements of Ind AS 102 to all such grants under the 2015 plan (formerly 2011 plan). Accordingly, these options have been measured at fair value as against intrinsic value previously under IGAAP.

The excess of stock compensation expense measured using fair value over the cost recognized under IGAAP using intrinsic value has been adjusted in 'Share Option Outstanding Account', with the corresponding impact taken to the retained earnings as on the transition date.

(b) Designation of previously recognized financial instruments

Under Ind AS 109, at initial recognition of a financial asset, an entity may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income. Ind AS 101 allows such designation of previously recognized financial assets, as ' fair value through other comprehensive income' on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

Accordingly, the Company has designated its investments in certain equity instruments at fair value through other comprehensive income on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

2.2 Reconciliations

The following reconciliations provides the effect of transition to Ind AS from IGAAP in accordance with Ind AS 101

1. Equity as at April 1, 2015 and March 31, 2016

2. Net profit for the three months and year ended March 31, 2016

2.2.1 Reconciliation of equity as previously reported under IGAAP to Ind AS

(In crore)

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS
ASSETS
Non-current assets
Property, plant and equipment		7,347	–	7,347	8,248	–	8,248
Capital work-in-progress		769	–	769	934	–	934
Intangible assets		–	–	–	–	–	–
Financial assets:
Investments	A	6,108	–	6,108	11,111	(35)	11,076
Loans		4	–	4	5	–	5
Other financial assets		110	–	110	192	–	192
Deferred tax assets (net)		433	–	433	405	–	405
Income tax assets (net)		3,941	–	3,941	5,020	–	5,020
Other non-current assets		349	–	349	755	–	755
Total non-current assets		19,061	–	19,061	26,670	(35)	26,635
Current assets
Financial assets:
Investments	A	749	–	749	2	–	2
Trade receivables		8,627	–	8,627	9,798	–	9,798
Cash and cash equivalents		27,722	–	27,722	29,176	–	29,176
Loans		225	–	225	355	–	355
Other financial assets		4,045	–	4,045	4,801	–	4,801
Other current assets		1,384	–	1,384	1,965	–	1,965
Total current assets		42,752	–	42,752	46,097	–	46,097
Total assets		61,813	–	61,813	72,767	(35)	72,732
EQUITY AND LIABILITIES
Equity
Equity share capital		574	–	574	1,148	–	1,148
Other equity	E	47,494	4,123	51,617	56,009	3,925	59,934
Total equity		48,068	4,123	52,191	57,157	3,925	61,082
Non-current liabilities
Financial liabilities
Other financial liabilities	B	27	–	27	73	(11)	62
Deferred tax liabilities (net)		–	–	–	–	–	–
Other non-current liabilities	C	3	(3)	–	–	–	–
Total non-current liabilities		30	(3)	27	73	(11)	62
Current liabilities
Financial liabilities
Trade payables		124	–	124	623	–	623
Other financial liabilities	B	4,885	(38)	4,847	5,138	(6)	5,132
Other current liabilities	C	1,568	(4)	1,564	2,097	(4)	2,093
Provisions	D	4,460	(4,078)	382	4,375	(3,939)	436
Income tax liabilities (Net)		2,678	–	2,678	3,304	–	3,304
Total current liabilities		13,715	(4,120)	9,595	15,537	(3,949)	11,588
Total liabilities and equity		61,813	–	61,813	72,767	(35)	72,732

Explanations for reconciliation of Balance Sheet as previously reported under IGAAP to INDAS

A. Investment

a)	Tax free bonds are carried at amortized cost under Ind AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind AS compared to being carried at cost under IGAAP.

b)	Investments include discounted value of contingent consideration payable on acquisition of business under IndAS as compared to undiscounted value of contingent consideration under IGAAP

B. Other financial liabilities

Adjustments includes impact of discounting the deferred and contingent consideration payable for acquisitions under Ind AS

C. Other liabilities -

Adjustments that reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

D. Provisions

Adjustments reflect dividend (including corporate dividend tax), declared and approved post reporting period.

E. Other equity

a)	Adjustments to retained earnings and other comprehensive income has been made in accordance with Ind AS, for the above mentioned line items.

b)	In addition, as per Ind-AS 19, actuarial gains and losses are recognized in other comprehensive income as compared to being recognized in the statement of profit and loss under IGAAP.

c)	Profit on transfer of business between entities under common control which were earlier recognized in statement of profit and loss under IGAAP are adjusted to reserves on transition to Ind AS.

2.2.2 Reconciliation Statement of Profit and Loss as previously reported under IGAAP to Ind AS

(In crore)

Particulars	Note	Three months March 31, 2016			Year ended March 31 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS
Revenue from operations		14,158	–	14,158	53,983	–	53,983
Other income, net	G	778	(5)	773	3,009	(3)	3,006
Total Income		14,936	(5)	14,931	56,992	(3)	56,989
Expenses
Employee benefit expenses	F	7,300	(3)	7,297	28,206	1	28,207
Deferred consideration pertaining to acquisition	G	–	–	–	110	39	149
Cost of technical sub-contractors		1,191	–	1,191	4,417	–	4,417
Travel expenses		438	–	438	1,655	–	1,655
Cost of software packages and others		223	–	223	1,049	–	1,049
Communication expenses		79	–	79	311	–	311
Consultancy and professional charges		155	–	155	563	–	563
Depreciation and amortisation expenses		315	–	315	1,115	–	1,115
Other expenses	G	523	5	528	1,909	14	1,923
Total expenses		10,224	2	10,226	39,335	54	39,389
Profit before exceptional items and tax		4,712	(7)	4,705	17,657	(57)	17,600
Profit on transfer of business	H		–	–	3,036	(3,036)	–
Profit before tax		4,712	(7)	4,705	20,693	(3,093)	17,600
Tax expense:
Current tax	I	1,308	1	1,309	4,898	–	4,898
Deferred tax		5	–	5	9	–	9
Profit for the period		3,399	(8)	3,391	15,786	(3,093)	12,693
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	F	–	(3)	(3)	–	(2)	(2)
		–	(3)	(3)	–	(2)	(2)
Items that will be reclassified subsequently to profit or loss
Total other comprehensive income, net of tax		–	(3)	(3)	–	(2)	(2)
Total comprehensive income, for the period		3,399	(11)	3,388	15,786	(3,095)	12,691

Explanations for reconciliation of Statement of Profit and loss as previously reported under IGAAP to Ind AS

F. Employee benefit expenses

a)	As per Ind-AS 19- Employee Benefits , actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.

b)	Adjustments reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

G. Deferred and contingent consideration pertaining to acquisition

Adjustments reflect impact of discounting pertaining to deferred consideration and contingent consideration payable for business combinations

H. Reversal of exceptional item

Profit on transfer of business between entities under common control has been reversed and taken to business transfer reserve on account of transition to Ind AS

I. Current tax

Tax component on actuarial gains and losses which is transferred to other comprehensive income under Ind AS

2.2.3 Cash flow statement

There were no significant reconciliation items between cash flows prepared under Indian GAAP and those prepared under Ind AS.

2.3 PROPERTY, PLANT AND EQUIPMENT

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2017:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of January 1, 2017	1,011	659	6,335	1,948	750	3,788	1,225	23	15,739
Additions	82	–	148	74	20	117	56	1	498
Deletions	–	–	–	(3)	(1)	(19)	(4)	–	(27)
Gross carrying value as of March 31, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Accumulated depreciation as of January 1, 2017	–	(25)	(2,321)	(1,226)	(445)	(2,483)	(784)	(12)	(7,296)
Depreciation	–	(1)	(56)	(67)	(28)	(139)	(43)	(2)	(336)
Accumulated depreciation on deletions	–	–	–	3	1	19	4	–	27
Accumulated depreciation as of March 31, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Carrying value as of March 31, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2016:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of January 1, 2016	958	638	6,090	1,613	630	3,226	962	17	14,134
Additions	12	–	83	66	50	287	108	2	608
Deletions	–	–	–	–	(1)	(32)	–	–	(33)
Gross carrying value as of March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Accumulated depreciation as of January 1, 2016	–	(20)	(2,095)	(986)	(345)	(2,088)	(635)	(10)	–6,179
Depreciation	–	(1)	(55)	(58)	(25)	(139)	(36)	(1)	(315)
Accumulated depreciation on deletions	–	–	–	–	1	32	–	–	33
Accumulated depreciation as of March 31, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Carrying value as of March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	123	21	310	344	122	654	237	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(30)	(1)	(316)
Gross carrying value as of March 31, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(5)	(227)	(250)	(111)	(572)	(162)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	10	1	187
Accumulated depreciation as of March 31, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Carrying value as of March 31, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827
Additions	41	17	440	319	155	945	241	5	2,163
Deletions	–	–	–	(1)	(1)	(276)	(3)	–	(281)
Gross carrying value as of March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Accumulated depreciation as of April 1, 2015	–	(16)	(1,937)	(838)	(280)	(1,852)	(549)	(8)	(5,480)
For the period	–	(5)	(213)	(207)	(90)	(472)	(125)	(3)	(1,115)
Deduction / Adjustments during the period	–	–	–	1	1	129	3	–	134
Accumulated depreciation as of March 31, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Carrying value as of March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248
Carrying value as of April 1, 2015	929	605	3,796	523	245	960	283	6	7,347

(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries

(3)	During the year ended March 31, 2016, computer equipment having net book value of 20 crore was transferred to EdgeVerve (Refer note 2.5.3)

Gross carrying of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2017 and March 31, 2016 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	197	82	115
	197	75	122
Plant and machinery	33	19	14
	33	14	19
Furniture and fixtures	25	16	9
	25	12	13
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	10	8
	18	7	11

The aggregate depreciation charged on the above assets during the three months ended March 31, 2017 and March 31, 2016 amounted to 4 crore and 6 crore respectively, and 19 crore each for the year ended March 31, 2017 and March 31, 2016.

The rental income from subsidiaries for the three months ended March 31, 2017 and March 31, 2016 amounted to 16 crore each, and 65 crore and 51 crore for the year ended March 31, 2017 and March 31, 2016 respectively.

2.4 Intangible assets

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2017:

      (In crore)

Particulars	Sub-contracting rights related	Others	Total
Gross carrying value as of January 1, 2017	21	9	30
Additions	–	–	–
Deletion	–	–	–
Gross carrying value as of March 31, 2017	21	9	30
Accumulated amortization as of January 1, 2017	(21)	(9)	(30)
Amortization expense	–	–	–
Deletion	–	–	–
Accumulated amortization as of March 31, 2017	(21)	(9)	(30)
Carrying value as of March 31, 2017	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2016:

      (In crore)

Particulars	Intellectual property rights related	Sub-contracting rights related	Others	Total
Gross carrying value as of January 1, 2016	–	21	9	30
Additions	–	–	–	–
Deletion	–	–	–	–
Gross carrying value as of March 31, 2016	–	21	9	30
Accumulated amortization as of January 1, 2016	–	(21)	(9)	(30)
Amortization expense	–	–	–	–
Deletion	–	–	–	–
Accumulated amortization as of March 31, 2016	–	(21)	(9)	(30)
Carrying value as of March 31, 2016	–	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

      (In crore)

Particulars	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2016	21	9	30
Additions	–	–	–
Deletion	–	–	–
Gross carrying value as of March 31, 2017	21	9	30
Accumulated amortization as of April 1, 2016	(21)	(9)	(30)
Amortization expense	–	–	–
Deletion	–	–	–
Accumulated amortization as of March 31, 2017	(21)	(9)	(30)
Carrying value as of March 31, 2017	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

 (In crore)

Particulars	Intellectual property rights related	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2015	12	21	9	42
Additions	–	–	–	–
Deletion/Retirement	(12)	–	–	-12
Gross carrying value as of March 31, 2016	–	21	9	30
Accumulated amortization as of April 1, 2015	(12)	(21)	(9)	(42)
Amortization expense	–	–	–	–
Deletion/Retirement	12	–	–	12
Accumulated amortization as of March 31, 2016	–	(21)	(9)	(30)
Carrying value as of March 31, 2016	–	–	–	–
Carrying value as of April 1, 2015	–	–	–	–

Research and development expense recognized in net profit in the statement of profit and loss for the three months ended March 31, 2017 and March 31, 2016 is 72 crore and 92 crore, respectively and 351 crore and 384 crore for the year ended March 31, 2017 and March 31, 2016.

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current investments
Equity instruments of subsidiaries	7,305	6,901	4,873
Debentures of subsidiary	2,129	2,549	–
Preference securities and equity investments	132	93	1
Others	3	–	–
Tax free bonds	1,833	1,533	1,234
Fixed maturity plans	357	–	–
Non convertible debentures	3,575	–	–
	15,334	11,076	6,108
Current investments
Liquid mutual fund units	1,755	–	749
Fixed maturity plans	151	–	–
Certificate of deposits	7,635	–	–
Government bonds	–	2	–
Non convertible debentures	102	–	–
	9,643	2	749
Total carrying value	24,977	11,078	6,857

in crore, except as otherwise stated

Particulars	As at
	March 31, 2017	March 31, 2016
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPO Limited	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	236	169
Infosys Technologies (Australia) Pty Limited	66	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	–
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	826	646
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited (refer note 2.5.3)	1,312	1,312
131,18,40,000 (131,18,40,000) equity shares of 10/- each, fully paid
Panaya Inc.	1,398	1,398
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Nova Holdings LLC	94	94
Kallidus Inc. (refer note 2.5.2)	619	619
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited (refer note 2.5.2)	59	59
25,000 (25,000) shares of 10 per share, fully paid up
Noah Consulting LLC ( refer note 2.5.1)	313	242
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants Pte Ltd)	10	–
10,990,000 (Nil) shares of SGD 1.00 par value, fully paid
	7,305	6,901
Investment carried at amortised cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited (refer note 2.5.3)
21,29,00,000 (25,49,00,000) Unsecured redeemable, non-convertible debentures of 100 each fully paid up	2,129	2,549
	2,129	2,549
	9,434	9,450
Investments carried at fair value through profit or loss
Others	3	–
	3	–
Investment carried at fair value through other comprehensive income (FVOCI)(refer note 2.5.5)
Preference securities	131	92
Equity instruments	1	1
	132	93
Quoted
Investments carried at amortized cost
Tax free bonds (refer note 2.5.6)	1,833	1,533
	1,833	1,533
Investments carried at fair value through profit or loss
Fixed Maturity Plans (refer note 2.5.7)	357	–
	357	–
Investments carried at fair value through other comprehensive income(refer note 2.5.8)
Non convertible debentures	3,575	–
	3,575	–
Total non-current investments	15,334	11,076
Current investments
Unquoted
Investments carried at fair value through profit or loss(refer note 2.5.7)
Liquid mutual fund units	1,755	–
Fixed Maturity Plans	151	–
	1,906	–
Investments carried at fair value through other comprehensive income
Certificate of Deposits (refer note 2.5.8)	7,635	–
	7,635	–
Quoted
Investments carried at amortized cost
Government bonds (refer note 2.5.6)	–	2
	–	2

Investments carried at fair value through other comprehensive income(refer note 2.5.8)
Non convertible debentures	102	–
	102	–
Total current investments	9,643	2
Total investments	24,977	11,078
Aggregate amount of quoted investments	5,867	1,535
Market value of quoted investments (including interest accrued)	6,327	1,627
Aggregate amount of unquoted investments	19,110	9,543
Aggregate amount of impairment in value of investments	–	6
Investments carried at cost	7,305	6,901
Investments carried at amortised cost	3,962	4,084
Investments carried at fair value through other comprehensive income	11,444	93
Investments carried at fair value through profit or loss	2,266	–

2.5.1 Investment in Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting , LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million ( approximately 216 crore), contingent consideration up to $5 million (approximately 33 crore on acquisition date) and retention bonus up to $32 million (approximately 212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and December 31, 2016. During the three months ended March 31, 2016 based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

2.5.2 Investment in Kallidus Inc. & Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of upto $20 million (approximately 128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017. During the year ended March 31, 2017 contingent consideration of 40 crore was paid to the sellers of Kallidus on the achievement of certain financial targets.

2.5.3 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly owned subsidiary EdgeVerve Systems Limited (EdgeVerve) was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of 421 crore with effect from July 1, 2014. Net assets amounting to 9 crore were transferred and accordingly a gain of 412 crore had been recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been reversed from retained earnings and transferred to 'Business Transfer Adjustment Reserve', in accordance with Ind AS 103 which requires common control transactions to be recorded at book values. The consideration has been settled through the issue of fully paid up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively. Net assets amounting to 363 crore, (including working capital amounting to 337 crore) were transferred and accordingly a gain of 3,036 crore had been recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been reversed from retained earnings and transferred to 'Business Transfer Adjustment Reserve' under retained earnings, in accordance with Ind AS 103 which requires common control transactions to be recorded at book values.

The consideration was settled through issue of 850,000,000 equity shares amounting to 850 crore and 254,900,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2017 EdgeVerve had repaid 420 crore by redeeming proportionate number of debentures.

2.5.4 Investment in Infosys Consulting Holding AG (Formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Infosys Consulting Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration was payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and was contingent upon their continued employment for a period of three years. The investment in Lodestone was recorded at the acquisition cost and the deferred consideration was being recognized on a proportionate basis over a period of three years from the date of acquisition. During the year ended March 31, 2016, the liability towards deferred consideration was settled.

2.5.5 Details of Investments

The details of investments in preference, equity securities and others as at March 31, 2017 and March 31, 2016 are as follows:

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
Preference Securities
Airviz Inc.
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	13
ANSR Consulting
52,631 (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each	10	9
Whoop Inc
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	15	20
CloudEndure Ltd.
25,59,290 (12,79,645) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	37	13
Nivetti Systems Private Limited
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each	10	10
Waterline Data Science, Inc
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each	24	27
Trifacta Inc.
11,80,358 (Nil) Preferred Stock	26	–
Equity Instrument
OnMobile Systems Inc., USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each	–	–
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each	–	–
Global Innovation and Technology Alliance
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each	1	1
Others
Stellaris Venture Partners India I	3	–
	135	93

2.5.6 Details of Investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2017 and March 31, 2016 is as follows:

In crore, except as otherwise stated

Particulars	Face Value	As at March 31, 2017		As at March 31, 2016
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000/-	470	50	–	–
7.16% Power Finance Corporation Ltd. Bonds 17JUL2025	10,00,000/-	1,000	107	–	–
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000/-	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000/-	3,300	343	2,000	200
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000/-	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
		68,05,416	1,833	68,02,646	1,533

The balances held in government bonds as at March 31, 2017 and March 31, 2016 is as follows:

(In crore)

Particulars	Face Value PHP	As at March 31, 2017		As at March 31, 2016
		Units	Amount	Units	Amount
Treasury Notes PHY6972FW G18 MAT Date 22 Feb 2017	100	–	–	1,50,000	2
		–	–	1,50,000	2

2.5.7 Details of investments in liquid mutual fund units and Fixed Maturity Plans

The balances held in liquid mutual fund as at March 31, 2017 is as follows:

   in crore

Particulars	As at March 31, 2017
	Units	Amount
Birla Sun Life Cash Plus Growth Direct Plan	1,33,97,873	350
ICICI Prudential Liquid Direct Plan Growth	1,03,88,743	250
IDFC Cash Fund Growth (Direct Plan)	12,65,679	250
Kotak Low Duration Fund Direct Growth (Ultra Short Term)	15,02,564	305
L&T Liquid Fund Direct Plan Growth	6,72,806	150
Reliance Liquid Fund- Treasury Plan- Direct Growth Plan- Growth Option	8,82,465	350
SBI Premier Liquid Fund Direct Plan Growth	3,91,909	100
	2,85,02,039	1,755

The balances held in Fixed Maturity Plans as at March 31, 2017 is as follows:

in crore

Particulars	As at March 31, 2017
	Units	Amount
Birla Sun Life Fixed Term Plan -Series OD 1145 Days -GR direct	5,00,00,000	51
Birla Sun Life Fixed Term Plan -Series OE 1153 Days -GR direct	2,50,00,000	25
HDFC FMP 1155D Feb 2017-Direct Growth Series 37	2,80,00,000	28
HDFC FMP 1169D Feb 2017 -Direct-Quarterly Dividend -Series 37	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	4,00,00,000	40
ICICI Prudential Fixed maturity Plan Series 80-1187 Days Plan G direct Plan	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan series 80-1253 Days Plan J Direct Plan	3,00,00,000	30
IDFC Fixed Term Plan Series 129 direct Plan-Growth 1147 Days	1,00,00,000	10
IDFC Fixed Term Plan Series 131 direct Plan-Growth 1139 Days	1,50,00,000	15
Kotak FMP Series 199 Direct -Growth	3,50,00,000	36
Reliance Fixed Horizon Fund-XXXII Series 8-Dividend Plan	3,50,00,000	35
Reliance Yearly Interval Fund Series -1-Direct Plan-Growth Plan	10,69,06,898	151
	46,19,06,898	508

2.5.8 Details of investments in Non convertible debentures and Certificate of Deposits

The balances held in non convertible debenture as at March 31, 2017 is as follows:

in crore, except as otherwise stated

Particulars	As at March 31, 2017
	Face Value	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	10,000,000/-	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	1,000,000/-	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	1,000,000/-	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	1,000,000/-	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	1,000,000/-	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	1,000,000/-	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	10,000,000/-	150	155
7.81% LIC Housing Finance Ltd 27APR2020	1,000,000/-	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	10,000,000/-	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	1,000,000/-	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	10,000,000/-	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	10,000,000/-	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	1,000,000/-	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	1,000,000/-	500	55
8.43% IDFC Bank Limited 30JAN2018	1,000,000/-	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	10,000,000/-	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	1,000,000/-	500	52
8.50% Housing Development Finance Corporation Ltd 31AUG2020	10,000,000/-	50	54
8.54% IDFC Bank Limited 30MAY2018	1,000,000/-	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	10,000,000/-	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	1,000,000/-	1,400	152
8.61% LIC Housing Finance Ltd 11DEC2019	1,000,000/-	1,000	104
8.66% IDFC Bank Limited 25JUN2018	1,000,000/-	1,520	184
8.72% Housing Development Finance Corporation Ltd 15APR2019	10,000,000/-	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	500,000/-	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	1,000,000/-	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	1,000,000/-	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	1,000,000/-	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	1,000,000/-	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	1,000,000/-	500	53
		30,015	3,677

The balances held in Certificate of Deposits as at March 31, 2017 is as follows:

in crore, except as otherwise stated

Particulars	As at March 31, 2017
	Face Value	Units	Amount
Andhra Bank	100,000/-	35,000	344
Axis Bank	100,000/-	2,93,600	2,800
Corporation Bank	100,000/-	33,500	327
DBS Bank	100,000/-	5,000	49
ICICI Bank Limited	100,000/-	42,500	413
IDFC Bank	100,000/-	1,35,000	1,281
IndusInd Bank	100,000/-	1,06,400	1,011
Kotak Bank	100,000/-	74,000	704
Vijaya Bank	100,000/-	14,000	137
Yes Bank	100,000/-	60,000	569
		7,99,000	7,635

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	5	5	4
	5	5	4
Unsecured, considered doubtful
Loans to employees	17	13	10
	22	18	14
Less: Allowance for doubtful loans to employees	17	13	10
	5	5	4
Current
Unsecured, considered good
Loans to subsidiaries (Refer note 2.25)	69	91	24
Other Loans
Loans to employees	241	264	201
	310	355	225
Total Loans	315	360	229

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current
Security deposits (1)	81	73	65
Rental deposits (1)(4)	135	119	45
	216	192	110
Current
Security deposits (1)	2	1	1
Rental deposits (1)	2	2	6
Restricted deposits (1)	1,309	1,154	1,039
Unbilled revenues (1)(5)	3,200	2,673	2,423
Interest accrued but not due (1)	514	696	433
Foreign currency forward and options contracts (2)(3)	268	109	94
Others (1)(6)	108	166	49
	5,403	4,801	4,045
Total	5,619	4,993	4,155
(1) Financial assets carried at amortized cost	5,351	4,884	4,061
(2) Financial assets carried at fair value through other comprehensive income	52	–	–
(3) Financial assets carried at fair value through Profit or Loss	216	109	94
(4) Includes dues from subsidiaries (Refer note 2.25)	–	21	21
(5) Includes dues from subsidiaries (Refer note 2.25)	47	20	6
(6) Includes dues from subsidiaries (Refer note 2.25)	18	24	43

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

2.8 TRADE RECEIVABLES (1)

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Current
Unsecured
Considered good(2)	10,960	9,798	8,627
Considered doubtful	289	249	322
	11,249	10,047	8,949
Less: Allowances for credit losses	289	249	322
	10,960	9,798	8,627
(1) Includes dues from companies where directors are interested	1	1	6
(2) Includes dues from subsidiaries (refer note 2.25)	235	244	309

2.9 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Balances with banks
In current and deposit accounts	12,222	24,276	23,722
Cash on hand	–	–	–
Others
Deposits with financial institution	6,931	4,900	4,000
	19,153	29,176	27,722
Balances with banks in unpaid dividend accounts	17	5	3
Deposit with more than 12 months maturity	6,765	237	182
Balances with banks held as margin money deposits against guarantees	394	336	185

Cash and cash equivalents as of March 31, 2017, March 31, 2016 and April 1, 2015 include restricted cash and bank balances of 411 crore, 341 crore, 188 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividends bank accounts.

The deposits maintained by the Company with banks and financial institution comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on balance sheet dates with banks are as follows:

 (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
In current accounts
ANZ Bank, Taiwan	3	13
Bank of America, USA	769	563
BNP Paribas Bank, Norway	7	–
Citibank N.A., Australia	8	24
Citibank N.A., India	2	1
Citibank N.A., Dubai	1	1
Citibank N.A., EEFC (U.S. Dollar account)	1	–
Citibank N.A., Hungary	3	–
Citibank N.A., Japan	12	15
Citibank N.A., New Zealand	6	2
Citibank N.A., South Africa	9	4
Citibank N.A., South Korea	1	–
Deutsche Bank, Philippines	4	11
Deutsche Bank, India	9	4
Deutsche Bank, EEFC (Euro account)	11	17
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	8
Deutsche Bank, EEFC (Australian Dollar account)	38	2
Deutsche Bank, EEFC (U.S. Dollar account)	73	95
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, Belgium	10	59
Deutsche Bank, France	8	10
Deutsche Bank, Germany	48	17
Deutsche Bank, Netherlands	2	4
Deutsche Bank, Russia (U.S. Dollar account)	1	1
Deutsche Bank, Russia	3	2
Deutsche Bank, Singapore	6	4
Deutsche Bank, Switzerland	5	1
Deutsche Bank, Switzerland (U.S. Dollar Account)	1	–
Deutsche Bank, United Kingdom	25	170
Deutsche Bank, Malaysia	7	9
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	40	57
ICICI Bank, EEFC (U.S. Dollar account)	3	10
Nordbanken, Sweden	22	5
Punjab National Bank, India	6	4
Royal Bank of Canada, Canada	5	24
State Bank of India	6	7
	1,166	1,147

 (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
In deposit accounts
Andhra Bank	–	848
Axis Bank	945	1,170
Barclays Bank	825	–
Canara Bank	–	1,861
Central Bank of India	–	1,518
Corporation Bank	–	1,185
HDFC Bank	349	2,500
HSBC Bank	500	–
ICICI Bank	4,351	3,755
IDBI Bank	1,750	1,750
Indusind Bank	191	250
Indian Overseas Bank	–	1,000
Jammu & Kashmir Bank	–	25
Kotak Mahindra Bank	500	492
Oriental Bank of Commerce	–	1,967
South Indian Bank	200	–
Standard Chartered Bank	500	–
State Bank of India	–	2,310
Syndicate Bank	49	1,250
Union Bank of India	–	7
Vijaya Bank	–	200
Yes Bank	485	700
	10,645	22,788
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	2	1
ICICI Bank - Unpaid dividend account	13	2
	17	5
In margin money deposits against guarantees
Canara Bank	177	132
ICICI Bank	217	147
State Bank of India	–	57
	394	336
Deposits with financial institution
HDFC Limited	6,231	4,900
LIC Housing Finance Limited	700	–
	6,931	4,900
Total cash and cash equivalents as per Balance Sheet	19,153	29,176

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current
Capital advances	562	333	316
Advances other than capital advance
Prepaid gratuity (Refer note 2.22)	56	2	26
Others
Prepaid expenses	95	87	7
Deferred contract cost	283	333	–
	996	755	349
Current
Advances other than capital advance
Payment to vendors for supply of goods	87	58	60
Others
Prepaid expenses (1)	387	209	71
Deferred contract cost	74	48	–
Withholding taxes and others	1,665	1,650	1,253
	2,213	1,965	1,384
Total other assets	3,209	2,720	1,733
(1) Includes dues from subsidiaries (Refer note 2.25)	56	43	–

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.11 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	19,153	–	–	–	–	19,153	19,153
Investments (Refer note 2.5)
Equity and preference securities and others	–	–	3	132	–	135	135
Tax free bonds and government bonds	1,833	–	–	–	–	1,833	2,142*
Liquid mutual fund units	–	–	1,755	–	–	1,755	1,755
Redeemable, non-convertible debentures (1)	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	508	–	–	508	508
Certificate of deposits	–	–	–	–	7,635	7,635	7,635
Non convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables (Refer Note 2.8)	10,960	–	–	–	–	10,960	10,960
Loans (Refer note 2.6)	315	–	–	–	–	315	315
Other financial assets (Refer Note 2.7)	5,351	–	216	–	52	5,619	5,619
Total	39,741	–	2,482	132	11,364	53,719
Liabilities:
Trade payables (Refer Note 2.14)	269	–	–	–	–	269	269
Other financial liabilities (Refer Note 2.13)	3,867	–	87	–	–	3,954	3,954
Total	4,136	–	87	–	–	4,223

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

   (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	29,176	–	–	–	–	29,176	29,176
Investments (Refer Note 2.5)
Equity and preference securities	–	–	–	93	–	93	93
Tax free bonds and government bonds	1,535	–	–	–	–	1,535	1,627*
Redeemable, non-convertible debentures (1)	2,549	–	–	–	–	2,549	2,549
Trade receivables (Refer Note 2.8)	9,798	–	–	–	–	9,798	9,798
Loans (Refer note 2.6)	360	–	–	–	–	360	360
Other financial assets (Refer Note 2.7)	4,884	–	109	–	–	4,993	4,993
Total	48,302	–	109	93	–	48,504
Liabilities:
Trade payables (Refer note 2.14)	623	–	–	–	–	623	623
Other financial liabilities (Refer Note 2.13)	3,947	–	117	–	–	4,064	4,064
Total	4,570	–	117	–	–	4,687

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

The carrying value and fair value of financial instruments by categories as of April 1, 2015 were as follows:

   (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	27,722	–	–	–	–	27,722	27,722
Investments (Refer Note 2.5)
Equity and preference securities	–	–	–	1	–	1	1
Bonds and government bonds	1,234	–	–	–	–	1,234	1,269*
Liquid mutual fund units	–	–	749	–	–	749	749
Trade receivables (Refer Note 2.8)	8,627	–	–	–	–	8,627	8,627
Loans (Refer note 2.6)	229	–	–	–	–	229	229
Other financial assets (Refer Note 2.7)	4,061	–	94	–	–	4,155	4,155
Total	41,873	–	843	1	–	42,717
Liabilities:
Trade payables (Refer note 2.14)	124	–	–	–	–	124	124
Other financial liabilities (Refer Note 2.13)	3,967	–	–	–	–	3,967	3,967
Total	4,091	–	–	–	–	4,091

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

 (In crore)

Particulars	As of March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.5)	1,755	1,755	–	–
Investments in tax free bonds (Refer Note 2.5)	2,142	206	1,936	-
Investments in government bonds (Refer Note 2.5)	–	–	–	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Investments in preference securities (Refer Note 2.5)	131	–	–	131
Investments in fixed maturity plans (Refer Note 2.5)	508	–	508	–
Investments in certificate of deposits (Refer Note 2.5)	7,635	–	7,635	–
Investments in non convertible debentures (Refer Note 2.5)	3,677	3,160	517	–
Others (Refer Note 2.5)	3	–	–	3
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.7)	268	–	268	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.13)	2	–	2	–
Liability towards contingent consideration (Refer note 2.13)*	85	–	–	85

*Discounted $14 million (approximately 91 crore) at 14.2%

During the year ended March 31, 2017, tax free bonds of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

 (In crore)

Particulars	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note 2.5)	1,625	298	1,327	–
Investments in government bonds (Refer Note 2.5)	2	2	–	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Investments in preference securities (Refer Note 2.5)	92	–	–	92
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.7)	109	–	109	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.13)	2	–	2	–
Liability towards contingent consideration (Refer note 2.13)*	115	–	–	115

*Discounted $20 million (approximately 132 crore) at 13.7%

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of April 1, 2015:

(In crore)

Particulars	As of April 1, 2015	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.5)	749	749	–	–
Investments in tax free bonds (Refer Note 2.5)	1,269	533	736	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.7)	94	–	94	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.13)	–	–	–	–

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of March 31, 2017 from March 31, 2016 is on account of settlement of contingent consideration of 40 crore and change in discount rates and passage of time.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The amount invested and fair value of unquoted equity and preference securities of March 31, 2017 is 134 crore and 132 crore, respectively. The fair value is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade receivables	7,611	1,005	793	533	361	10,303
Other financials assets ( including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	670	107	178	26	93	1,074
Trade Receivables	6,875	973	664	539	296	9,347
Other financials assets ( including loans)	2,005	370	210	108	125	2,818
Trade payables	(199)	(42)	(133)	(32)	(39)	(445)
Other financial liabilities	(2,241)	(232)	(139)	(200)	(146)	(2,958)
Net assets / (liabilities)	7,110	1,176	780	441	329	9,836

For the three months ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52% and 0.51%, respectively.

For the year ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52% each.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

(In crore)

Particulars	As of
	March 31, 2017		March 31, 2016
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	95	658	–	–
In United Kingdom Pound Sterling	40	324	–	–
In Australian dollars	130	644	–	–
Option Contracts
In Euro	40	277	–	–
Other derivatives
Forward contracts
In U.S. dollars	480	3,113	467	3,094
In Euro	106	735	84	633
In United Kingdom Pound Sterling	70	566	60	573
In Australian dollars	30	149	50	255
In Swiss Franc	10	65	25	173
In Singapore dollars	5	23	–	–
In Swedish Krona	50	36	–	–
Option Contracts
In U.S. dollars	195	1,265	125	828
In Euro	25	173	–	–
In United Kingdom Pound Sterling	30	243	–	–
In Canadian dollars	13	65	–	–
Total forwards and options		8,336		5,556

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

Particulars	As of
	March 31, 2017	March 31, 2016
Not later than one month	2,215	1,468
Later than one month and not later than three months	4,103	3,260
Later than three months and not later than one year	2,018	828
	8,336	5,556

During the year ended March 31, 2017, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2017:

(In crore)

	Three months ended March 31, 2017	Year ended March 31, 2017
Balance at the beginning of the period	28	–
Gain / (Loss) recognised in other comprehensive income during the period	73	121
Amount reclassified to revenue during the period	(59)	(69)
Tax impact on above	(3)	(13)
Balance at the end of the period	39	39

The company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As of March 31, 2017		As ofMarch 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	269	(3)	117	(10)
Amount set off	(1)	1	(8)	8
Net amount presented in balance sheet	268	(2)	109	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 10,960 crore and 9,798 crore as of March 31, 2017 and March 31, 2016, respectively and unbilled revenue amounting to 3,200 crore and 2,673 crore as of March 31, 2017 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Revenue from top customer	3.8%	4.2%	3.9%	4.2%
Revenue from top five customers	13.3%	15.6%	14.1%	15.7%

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months and year ended March 31, 2017 was 61 crore and 135 crore. The reversal for lifetime expected credit loss on customer balances for the three months and year ended March 31, 2016 was 25 crore and 48 crore respectively.

       (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Balance at the beginning	323	285	249	322
Impairment loss recognised/ reversed	61	(25)	135	(48)
Amounts written off	–	–	(1)	–
Translation differences	(5)	(11)	(4)	(25)
Balance at the end	379	249	379	249

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit which are funds deposited at a bank for a specified time period.

Liquidity risk

The company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The company has no outstanding bank borrowings. The company believes that the working capital is sufficient to meet its current requirements. Accordingly, no liquidity risk is perceived.

As of March 31, 2017, the Company had a working capital of 35,896 crore including cash and cash equivalents of 19,153 crore and current investments of 9,643 crore. As of March 31, 2016, the Company had a working capital of 34,509 crore including cash and cash equivalents of 29,176 crore and current investments of 2 crore.

As of March 31, 2017 and March 31, 2016, the outstanding compensated absences were 1,142 crore and 1,130 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.13)	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	46	–	–	91

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	623	–	–	–	623
Other liabilities (excluding liability towards acquisition) (Refer Note 2.13)	3,922	27	–	–	3,949
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	86	46	–	–	132

2.12 EQUITY

EQUITY SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (240,00,00,000(2)) equity shares	1,200	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	1,148	574
229,69,44,664 (229,69,44,664(2)) equity shares fully paid-up
	1,148	1,148	574

(1) Refer note 2.23 for details of basic and diluted shares

(2) Represents number of shares as of March 31, 2016

The authorised equity shares were 120,00,00,000 and the issued, subscribed and paid-up shares were 114,84,72,332 as of April 1, 2015.

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the period of five years immediately preceding March 31, 2017:

The Company has allotted 114,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in its meeting on April 15, 2016, proposed a final dividend of 14.25/- per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016, this resulted in a cash outflow of 3,939 crore including corporate dividend tax. (Refer note 2.2.1 for impact on transition to Ind AS)

The Board of Directors, in their meeting on October 14, 2016, declared an interim dividend of 11/- per equity share, which resulted in a cash outflow of 3,041 crore, inclusive of corporate dividend tax.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2015 includes final divided of 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share.

The Board of Directors, in its meeting on April 13, 2017, have proposed a final dividend of 14.75/- per equity share for the financial year ended March 31, 2017. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 24, 2017 and if approved would result in a cash outflow of approximately 4,078 crore, including corporate dividend tax.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2017 and March 31, 2016 are set out below :

in crore, except as stated otherwise

Name of the shareholder	As at March 31, 2017		As at March 31, 2016
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,33,17,937	16.69	38,53,17,937	16.78
Life Insurance Corporation of India	16,14,36,123	7.03	13,22,74,300	5.76

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2017 and March 31, 2016 is set out below:

     in crore, except as stated otherwise

Particulars	As at March 31, 2017		As at March 31, 2016
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,29,69,44,664	1,148	1,14,84,72,332	574
Add: Bonus shares issued (including bonus on treasury shares)	–	–	1,14,84,72,332	574
Number of shares at the end of the period	2,29,69,44,664	1,148	2,29,69,44,664	1,148

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees upto mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service.

Further on November 1, 2016, the company granted 9,70,375 RSUs (includes equity shares and equity shares represented by ADS) at par value, 12,05,850 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further the company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

On February 1, 2017, the company granted 18,550 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

As of March 31, 2017, 1,12,89,514 shares are held by the trust towards 2015 Plan. As of March 31, 2017, 106,845 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is 3 crore.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. $2 million of fair value in RSUs for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS.

The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 million and ESOP's amounting to $ 0.96 million representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million. Though the performance based RSU and stock options for fiscal 2017 and time based RSU’s for the remaining employment term have not been granted as of March 31, 2017, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense. The company has recorded employee stock based compensation expense of 7 crore and 2 crore during the three months ended March 31, 2017 and March 31, 2016, and 28 crore and 7 crore during the year ended March 31, 2017 and March 31, 2016 respectively, towards CEO compensation.

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these RSUs and ESOPs have not been granted as of March 31, 2017, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense for the same.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 1,08,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and Remuneration Committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2017 is set out below:

Particulars	Three months ended March 31, 2017		Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (RSU - IES)
Outstanding at the beginning*	20,30,758	5	2,21,505	5
Granted	–	–	18,78,025	5
Forfeited and expired	23,410	5	61,540	5
Exercised	3,420	5	34,062	5
Outstanding at the end	20,03,928	5	20,03,928	5
Exercisable at the end	–	–	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- IES)
Outstanding at the beginning	3,09,650	998	–	–
Granted	–	–	3,09,650	998
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	3,09,650	998	3,09,650	998
Exercisable at the end	–	–	–	–

*adjusted for bonus issues (Refer above note 2.12)

Particulars	Three months ended March 31, 2017		Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (RSU - ADS)
Outstanding at the beginning	9,75,130	0.07	–	–
Granted	–	–	9,96,665	0.07
Forfeited and expired	17,685	0.07	39,220	0.07
Exercised	–	–	–	–
Outstanding at the end	9,57,445	0.07	9,57,445	0.07
Exercisable at the end	–	–	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	8,96,200	15.26	–	–
Granted	–	–	8,96,200	15.26
Forfeited and expired	8,200	15.26	8,200	15.26
Exercised	–	–	–	–
Outstanding at the end	8,88,000	15.26	8,88,000	15.26
Exercisable at the end	–	–	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2016 is set out below:

Particulars	Three months ended March 31, 2016		Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning*	2,23,213	5	1,08,268	5
Granted	–	–	1,24,061	5
Forfeited and expired	–	–	–	–
Exercised*	1,708	5	10,824	5
Outstanding at the end	2,21,505	5	2,21,505	5
Exercisable at the end	–	–	–	–

*adjusted for bonus issues (Refer above note 2.12)

During the three months ended March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 972/-

During the year ended March 31, 2017 and March 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,084/- and 1,088/-

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	29,61,373	1.88	5.00
900 - 1100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Grant date	01-Nov-16	01-Nov-16	01-Nov-16	01-Nov-16
Weighted average share price () / ($- ADS)	989	989	15.26	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	929	285	14.35	3.46

Particulars	For options granted in
	Fiscal 2017- Equity Shares - RSU	Fiscal 2017- ADS - RSU	Fiscal 2016- Equity Shares - RSU	Fiscal 2015- Equity Shares - RSU
Grant date	01-Aug-16	01-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37
Expected life of the option (years)	1 - 4	1 - 4	1 - 4	1 - 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6- 7	0.5 - 1	7- 8	8- 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

During the three months ended March 31, 2017 and March 31, 2016, the company recorded an employee stock compensation expense of 40 crore and 2 crore, respectively in the statement of profit and loss. During the year ended March 31, 2017 and March 31, 2016, the company recorded an employee stock compensation expense of 107 crore and 7 crore, respectively in the statement of profit and loss. The cash settled stock compensation expense during the three months and year ended March 31, 2017 was less than 1 crore and 1 crore.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current
Rental deposits (1)	–	27	27
Payable for acquisition of business (refer Note 2.5.1 and 2.5.2)	40	35	–
	40	62	27
Current
Unpaid dividends	17	5	3
Others
Accrued compensation to employees	1,404	1,764	1,719
Accrued expenses (2)	2,013	1,707	1,582
Retention monies	153	58	50
Payable for acquisition of business (refer Note 2.5.1 and Note 2.5.2)
- Deferred consideration	–	–	487
- Contingent consideration	45	80	–
Client deposits	25	16	20
Capital creditors	36	66	37
Compensated absences	1,142	1,130	907
Other payables (3)	219	304	42
Foreign currency forward and options contracts	2	2	–
	5,056	5,132	4,847
Total financial liabilities	5,096	5,194	4,874
Financial liability carried at amortized cost	3,867	3,947	3,967
Financial liability carried at fair value through profit or loss	87	117	–
Liability towards acquisition of business on undiscounted basis	91	132	–
(1) Includes dues to subsidiaries (Refer note 2.25)	–	27	27
(2) Includes dues to subsidiaries (Refer note 2.25)	3	29	36
(3) Includes dues to subsidiaries (Refer note 2.25)	14	38	33

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Trade payables *	269	623	124
	269	623	124
*Includes dues to subsidiaries (refer note 2.25)	135	145	102

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non current
Deferred income	42	–	–
	42	–	–
Current
Unearned revenue	1,320	1,025	831
Others
Withholding taxes and others	1,027	1,068	733
Deferred rent	2	–	–
	2,349	2,093	1,564
	2,391	2,093	1,564

2.16 PROVISIONS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Current
Others
Post-sales client support and warranties and others	350	436	382
	350	436	382

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

 (In crore)

Particulars	Three months ended March 31, 2017	Year ended March 31, 2017
Balance at the beginning	354	436
Provision recognized/(reversed)	18	86
Provision utilized	(6)	(167)
Exchange difference	(16)	(5)
Balance at the end	350	350

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.17 INCOME TAXES

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Current taxes	1,141	1,309	5,068	4,898
Deferred taxes	80	5	52	9
Income tax expense	1,221	1,314	5,120	4,907

Current tax expense for the three months ended March 31, 2017 and March 31, 2016 includes reversals (net of provisions) amounting to 95 crore and 67 crore respectively pertaining to prior periods.

Current tax expense for the year ended March 31, 2017 and March 31, 2016 includes reversals (net of provisions) amounting to 218 crore and 331 crore respectively pertaining to prior periods

Entire deferred income tax for the three months and year ended March 31, 2017 and March 31, 2016 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Profit before income taxes	4,783	4,705	18,938	17,600
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,655	1,628	6,554	6,091
Tax effect due to non-taxable income for Indian tax purposes	(410)	(453)	(1,915)	(1,659)
Overseas taxes	132	207	735	709
Tax reversals, overseas and domestic	(95)	(66)	(218)	(330)
Effect of exempt non-operating income	(12)	(24)	(51)	(69)
Effect of non-deductible expenses	(49)	22	16	185
Additional deduction on research and development expense	–	–	–	(19)
Others	–	–	(1)	(1)
Income tax expense	1,221	1,314	5,120	4,907

The applicable Indian statutory tax rate for fiscal 2017 and fiscal 2016 is 34.61%.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2017, Infosys' U.S. branch net assets amounted to approximately 5,995 crore. As of March 31, 2017, the Company has provided for branch profit tax of 327 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 7 crore movement on account of exchange rate during the year ended March 31, 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,309 crore and 4,195 crore as of March 31, 2017 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2017, March 31, 2016 and April 1, 2015

(In crore)

	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Income tax assets	5,454	5,020	3,941
Current income tax liabilities	3,762	3,304	2,678
Net current income tax assets/ (liability) at the end	1,692	1,716	1,263

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2017 and March 31, 2016 is as follows:

    (In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Net current income tax asset/ (liability) at the beginning	1,346	1,719	1,716	1,263
Income tax paid	1,496	1,304	5,033	5,350
Current income tax expense (Refer Note 2.17)	(1,141)	(1,309)	(5,068)	(4,898)
Income tax on other comprehensive income	(2)	–	8	–
Tax benefit on exercise of share based payments	–	–	1	–
Translation difference	(7)	2	2	1
Net current income tax asset/ (liability) at the end	1,692	1,716	1,692	1,716

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

  (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Deferred income tax assets
Property, plant and equipment	107	146	210
Computer software	40	50	51
Accrued compensation to employees	35	46	29
Trade receivables	123	79	100
Compensated absences	336	359	280
Post sales client support	93	76	72
Others	32	21	7
Total deferred income tax assets	766	777	749
Deferred income tax liabilities
Branch profit tax	327	334	316
Others	93	38	–
Total deferred income tax liabilities	420	372	316
Deferred income tax assets after set off	346	405	433
Deferred income tax liabilities after set off	–	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and year ended March 31, 2017 and March 31, 2016, are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Net deferred income tax asset at the beginning	414	411	405	433
Translation differences	15	(1)	6	(19)
Credits / (charge) relating to temporary differences (Refer Note 2.17)	(80)	(5)	(52)	(9)
Temporary differences on other comprehensive income	(3)	–	(13)	–
Net deferred income tax asset at the end	346	405	346	405

The charge relating to temporary differences during the year ended March 31, 2017 are primarily on account of property plant and equipment, accrued compensation and compensated absences partially offset by trade receivable. The credits relating to temporary differences during the year ended March 31, 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and trade receivables

2.18 REVENUE FROM OPERATIONS

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Income from software services	14,910	14,152	59,257	53,334
Income from software products	10	6	32	649
	14,920	14,158	59,289	53,983

2.19 OTHER INCOME

 (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Interest received on financial assets- Carried at amortised cost
Tax free bonds, government bonds and debentures	80	85	320	168
Deposit with Bank and others	363	559	2,028	2,338
Interest received on financial assets fair valued through other comprehensive income
Non convertible debentures and certificates of deposits	152	–	182	–
Dividend received on investments carried at fair value through profit or loss
Mutual fund units	–	7	23	57
Gain / (loss) on investments carried at fair value through profit or loss	61	–	111	–
Exchange gains/(losses) on foreign currency forward and options contracts	268	54	551	26
Exchange gains/(losses) on translation of other assets and liabilities	(234)	1	(324)	141
Miscellaneous income, net	43	67	171	276
	733	773	3,062	3,006

2.20 EXPENSES

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Employee benefit expenses
Salaries including bonus	7,441	7,127	30,111	27,551
Contribution to provident and other funds	160	137	640	548
Share based payments to employees ( Refer note 2.12 )	40	2	108	7
Staff welfare	26	31	85	101
	7,667	7,297	30,944	28,207
Cost of software packages and others
For own use	199	171	729	663
Third party items bought for service delivery to clients	142	52	506	386
	341	223	1,235	1,049

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Other expenses
Power and fuel	35	42	180	179
Brand and Marketing	63	57	276	229
Operating lease payments	87	48	284	175
Rates and taxes	24	24	118	99
Repairs and Maintenance	291	263	1,073	873
Consumables	7	6	31	28
Insurance	14	15	45	48
Provision for post-sales client support and warranties	15	18	84	18
Commission to non-whole time directors	2	2	9	8
Allowances for credit losses on financial assets	62	(23)	140	(45)
Auditor's remuneration
Statutory audit fees	1	–	2	2
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Contributions towards Corporate Social Responsibility	38	40	215	202
Others	2	36	89	107
	641	528	2,546	1,923

2.21 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period is as under:

   (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Lease rentals	87	48	284	175

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

       (In crore)

	As at
Future minimum lease payable	March 31, 2017	March 31, 2016	April 1, 2015
Not later than 1 year	277	170	101
Later than 1 year and not later than 5 years	789	417	284
Later than 5 years	835	315	158

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.22 EMPLOYEE BENEFITS

a. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2017 and March 31, 2016:

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
Change in benefit obligations
Benefit obligations at the beginning	826	755
Service cost	111	106
Interest expense	61	55
Curtailment gain	(3)	–
Transfer of obligation	(1)	(34)
Remeasurements - Actuarial (gains)/ losses	61	10
Benefits paid	(76)	(66)
Benefit obligations at the end	979	826
Change in plan assets
Fair value of plan assets at the beginning	828	781
Interest income	69	59
Transfer of assets	–	(43)
Remeasurements- Return on plan assets excluding amounts included in interest income	11	7
Contributions	203	90
Benefits paid	(76)	(66)
Fair value of plan assets at the end	1,035	828
Funded status	56	2

Amount for the three months and year ended March 31, 2017 and March 31, 2016 recognized in the Statement of Profit and Loss under employee benefit expenses.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Service cost	27	26	111	106
Net interest on the net defined benefit liability/asset	(4)	(1)	(8)	(4)
Curtailment gain	–	–	(3)	-
Net gratuity cost	23	25	100	102

Amount for the three months and year ended March 31, 2017 and March 31, 2016 recognized in statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(11)	6	61	10
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(7)	(2)	(11)	(7)
	(18)	4	50	3

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
(Gain)/loss from change in demographic assumptions	–	–	–	–
(Gain)/loss from change in financial assumptions	(15)	4	49	–
	(15)	4	49	–

The weighted-average assumptions used to determine benefit obligations as at March 31, 2017, March 31, 2016 and April 1, 2015 are set out below:

Particulars	As of
	March 31, 2017	March 31, 2016	April 1, 2015
Discount rate	6.9%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2017 and March 31, 2016 are set out below:

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Discount rate	7.8%	7.8%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.1 years	6.4 years	6.1 years	6.4 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of March 31, 2017, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 57 crore.

As of March 31, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 49 crore.

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As of March 31, 2017 and March 31, 2016, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months and year ended March 31, 2017 and March 31, 2016 were 26 crore and 17 crore and 80 crore and 66 crore respectively.

The Company expects to contribute 85 crore to the gratuity trusts during the fiscal 2018.

Maturity profile of defined benefit obligation:

       (In crore)

Within 1 year	133
1-2 year	141
2-3 year	149
3-4 year	163
4-5 year	174
5-10 years	863

b. Superannuation

The Company contributed 39 crore and 58 crore to the Superannuation trust during the three months ended March 31, 2017 and March 31, 2016 respectively, and 151 crore and 227 crore during the year ended March 31, 2017 and March 31, 2016.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2017 and March 31, 2016 and April 1, 2015, respectively.

The details of fund and plan asset position are given below:

(In crore)

Particulars	As of
	March 31, 2017	March 31, 2016	April 1, 2015
Plan assets at period end, at fair value	4,459	3,808	2,912
Present value of benefit obligation at period end	4,459	3,808	2,912
Asset recognized in balance sheet	–	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Government of India (GOI) bond yield	6.90%	7.80%	7.80%
Remaining term to maturity of portfolio	6 years	7 years	7 years
Expected guaranteed interest rate- First year:	8.60%	8.75%	8.75%
- Thereafter:	8.60%	8.60%	8.60%

The Company contributed 96 crore and 88 crore during the three months ended March 31, 2017 and March 31, 2016 respectively, and 378 crore and 345 crore during the year ended March 31, 2017 and March 31, 2016.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Salaries and bonus*	7,509	7,126	30,315	27,534
Defined contribution plans	39	58	151	227
Defined benefit plans	119	113	478	446
	7,667	7,297	30,944	28,207

*	Includes stock compensation expense of 40 crore and 2 crore for the three months ended March 31, 2017 and March 31, 2016, respectively, and 107 crore and 7 crore for the year ended March 31, 2017 and March 31, 2016 (Refer note 2.12).

2.23 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding	2,29,69,44,664	2,29,69,44,664	2,29,69,44,664	2,29,69,44,664
Effect of dilutive common equivalent shares - share options outstanding	3,44,772	–	2,15,006	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	229,72,89,436	229,69,44,664	229,71,59,670	229,69,44,664

For the three months and year ended March 31, 2017, 179,926 and 77,942 number of options to purchase equity shares had an anti-dilutive effect. For the three months and year ended March 31, 2016, no outstanding option to purchase equity shares had an anti-dilutive effect.

2.24 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

   (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	1,902	188	167
[Net of amount paid to statutory authorities 4,694 crore (4,386 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,094	1,295	1,272
(net of advances and deposits)
Other Commitment*	37	–	–

*Uncalled capital pertaining to investments

(1)	Claims against the company not acknowledged as debts as on March 31, 2017 include demand from the Indian Income tax authorities for payment of tax of 6,122 crore ( 4,135 crore), including interest of 1,885 crore ( 1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013. Demands were paid to statutory tax authorities in full except for fiscal year 2009, 2011, 2012 and 2013.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. Demand for fiscal 2012 & fiscal 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before 1st April 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2013 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010, fiscal 2011 and fiscal 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2017	March 31, 2016	April 1, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(17)	Mexico	–	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	99.98%	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%	100%
Infosys Management Consulting Pty Limited ( formerly Lodestone Management Consultants Pty Limited)(3)	Australia	100%	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%	100%
Lodestone Augmentis AG (6)(18)	Switzerland	–	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (3)(20)	Switzerland	–	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.) (4)	Belgium	99.90%	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (21)	Singapore	100%	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%	100%
Infy Consulting Company Limited (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%	100%
Infy Consulting B.V. (Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%	99.99%
Infosys Consulting Sp. Z.o.o. (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(9)	U.S.	100%	100%	100%
Panaya Inc. (Panaya) (10)	U.S.	100%	100%	100%
Panaya Ltd.(11)	Israel	100%	100%	100%
Panaya GmbH(11)	Germany	100%	100%	100%
Panaya Pty Ltd(11)(19)	Australia	–	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	100%	–
Kallidus Inc. (Kallidus)(13)	U.S.	100%	100%	–
Noah Consulting LLC (Noah) (14)	U.S.	100%	100%	–
Noah Information Management Consulting Inc. (Noah Canada) (15)	Canada	100%	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014 (Refer note 2.5.3)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc.
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.5.2)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.5.2)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer note 2.5.1)
(15)	Wholly owned subsidiary of Noah
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016
(18)	Liquidated effective October 5, 2016
(19)	Liquidated effective November 16, 2016
(20)	Liquidated effective December 21, 2016
(21)	Wholly owned subsidiary of Infosys

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.,

Name of Associates	Country	Holding as at
		March 31, 2017	March 31, 2016	April 1, 2015
DWA Nova LLC(1)	U.S.	16%	16%	20%

(1) Associate of Infosys Nova Holdings LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust

Refer notes 2.22 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

U.B. Pravin Rao

Dr. Vishal Sikka

Non-whole-time directors

K.V.Kamath ( resigned effective June 5, 2015)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy

Roopa Kudva

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

D. N. Prahlad (appointed effective October 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer (effective October 12, 2015)

David D. Kennedy, General Counsel and Chief Compliance Officer (till December 31, 2016)

Rajiv Bansal, Chief Financial Officer ( till October 12, 2015)

Mohit Joshi , President (effective October 13, 2016)

Rajesh K. Murthy, President (effective October 13, 2016)

Ravi Kumar S, President and Deputy Chief Operating Officer (effective October 13, 2016)

Sandeep Dadlani, President (effective October 13, 2016)

Krishnamurthy Shankar, Group Head - Human Resources (effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (effective December 31, 2016)

Company Secretary

A.G.S. Manikantha (appointed effective June 22, 2015)

The details of amounts due to or due from related parties as at March 31, 2017, March 31, 2016 and April 1, 2015 are as follows:

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Investment in debentures
EdgeVerve(2)	2,129	2,549	–
	2,129	2,549	–
Trade receivables
Infosys China	41	29	16
Infosys Mexico	2	6	1
Infosys Brasil	1	1	5
Infosys BPO	5	5	1
Infy Consulting Company Ltd.	73	8	26
EdgeVerve	–	–	14
Infosys Public Services	61	153	246
Infosys Sweden	1	28	–
Kallidus	6	–	–
Infosys McCamish Systems LLC	1	–	–
Panaya Ltd	44	14	–
	235	244	309
Loans(1)
Infy Consulting Company Ltd.	–	–	6
Infosys Sweden	–	24	–
Infosys Technologies China	69	67	–
EdgeVerve	–	–	18
I	69	91	24
Prepaid and other financial assets
Infosys BPO	5	5	1
Infosys Public Services	–	8	4
EdgeVerve	–	3	14
Panaya	56	43	–
Infosys Consulting SAS	3	6	3
Infosys Consulting GmbH	1	1	1
Infosys China	1	–	–
Infy Consulting Company Ltd.	4	1	20
Infosys Consulting AG	1	–	–
Infy Consulting B.V.	1	–	–
Infosys Consulting Pte Ltd.	1	–	–
	73	67	43
Unbilled revenues
Infosys Consulting SAS	–	–	1
EdgeVerve	45	20	–
Kallidus	2	–	–
Infosys McCamish Systems LLC	–	–	5
	47	20	6
Trade payables
Infosys China	10	10	10
Infosys BPO	33	6	–
Infosys (Czech Republic) Limited s.r.o.	3	2	–
Portland Group Pty Ltd	–	–	1
Infosys Mexico	2	2	1
Infosys Sweden	5	8	5
Infosys Management Consulting Pty Limited	8	16	10
Infosys Consulting Pte Ltd.	4	7	8
Infy Consulting Company Ltd.	9	83	65
Infosys Brasil	1	–	2
Noah Consulting LLC	17	–	–
Panaya Ltd.	1	9	–
Infosys Public Services	3	2	–
Kallidus	35	–	–
Noah Information Management Consulting Inc.	3	–	–
Infosys Poland Sp Z.o.o	1	–	–
	135	145	102
Other financial liabilities
Infosys BPO	2	27	16
Infosys McCamish Systems LLC	–	–	2
Infosys Consulting AG	–	1	1
Infy Consulting Company Ltd.	–	1	1
EdgeVerve	–	–	9
Panaya Ltd.	–	1	–
Infosys Public Services	–	7	4
Infosys Mexico	1	1	–
Infosys Consulting Holding AG	10	–	–
Infosys Consulting GmbH	1	–	–
	14	38	33
Accrued expenses
Infosys BPO	–	1	(1)
Kallidus Inc	–	18	–
Noah Consulting, LLC	–	10	–
Panaya Ltd	3	–	–
EdgeVerve	–	–	37
	3	29	36
Rental Deposit given for shared services
Infosys BPO	–	21	21
Rental Deposit taken for shared services
Infosys BPO	–	27	27

(1)	The above loans were given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% per annum, each and is repayable within a period of one year and at anytime within four years from the date of grant for Infosys China and Infosys Sweden respectively.

(2)	At an interest rate of 8.5% per annum.

The details of the related parties transactions entered into by the Company, in addition to the lease commitments described in note 2.21, for the three months and year ended March 31, 2017 and March 31, 2016 are as follows:

 (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Capital transactions:
Financing transactions
Equity
EdgeVerve	–	–	–	850
Infosys China	–	–	67	–
Infosys Sweden	19	–	76	–
Infosys Shanghai	–	–	180	258
Infosys Consulting Pte Ltd	10	–	10	–
Noah Consulting LLC	–	–	71	–
	29	–	404	1,108
Debenture given/ (repaid)
EdgeVerve	(50)	–	(420)	2,549
	(50)	–	(420)	2,549

Loans (net of repayment)(1)
Kallidus	–	–	–	–
Infosys Sweden	–	–	(1)	23
Infosys China	–	68	3	68
EdgeVerve	–	–	–	(18)
Infy Consulting Company Limited	–	–	–	(6)
	–	68	2	67

Cash paid under business transfer
EdgeVerve	–	49	–	335
	–	49	–	335
Revenue transactions:
Purchase of services
Infosys China	30	31	120	126
Infosys Management Consulting Pty Limited	30	37	125	130
Infy Consulting Company Limited	153	254	697	882
Infosys Consulting Pte Ltd.	13	19	36	104
Portland Group Pty Ltd	1	–	3	2
Infosys (Czech Republic) Limited s.r.o.	8	6	31	17
Infosys BPO	104	93	391	341
Infosys Sweden	16	22	72	79
Infosys Mexico	5	3	22	11
Infosys Public Services	7	4	22	11
Panaya Ltd.	15	9	50	20
Infosys Brasil	3	2	8	10
Infosys Poland Sp Z.o.o	1	–	4	–
Kallidus	43	18	75	18
Noah Consulting, LLC	46	10	135	10
Noah Information Management Consulting Inc.	1	–	4	–
	476	508	1,795	1,761
Purchase of shared services including facilities and personnel
Panaya Ltd.	–	–	2	–
Infosys BPO	2	6	19	18
	2	6	21	18
Interest income
Infosys China	1	–	4	–
Infosys Sweden	–	–	1	1
EdgeVerve	45	56	197	62
	46	56	202	63
Sale of services
Infosys China	4	3	15	11
Infosys Mexico	8	10	31	37
Infy Consulting Company Limited	10	11	75	30
Infosys Brasil	4	3	12	7
Infosys BPO	16	16	58	69
McCamish Systems LLC	1	1	1	3
Infosys Sweden	5	6	17	27
EdgeVerve	97	–	303	–
Kallidus	6	–	6	–
Infosys Public Services	178	234	893	900
	329	284	1,411	1,084
Sale of shared services including facilities and personnel
EdgeVerve	10	58	40	143
Panaya Ltd.	10	10	32	15
Infy Consulting Company Limited	2	1	3	5
Infosys Public Services	–	–	1	–
Infosys BPO	8	11	46	42
Infy Consulting B.V	1	–	1	–
Infosys Consulting SAS	2	–	2	1
	33	80	125	206

(1)	Loan outstanding (including accrued interest) given to Infosys Sweden is converted to equity during the year ended March 31, 2017.

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

 (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)(5)	18	40	84	101
Commission and other benefits to non-executive/independent directors	3	2	10	9
Total	21	42	94	110

(1)	Includes stock compensation expense of 12 crore and 36 crore for the three months and year ended March 31, 2017,respectively (2 crore and 7 crore for the three months and year ended March 31, 2016, respectively) towards key managerial personnel. Refer note 2.12
(2)	Year ended March 31, 2017 includes 6 crore payable under severance agreement to David D. Kennedy, who steppeddown as General counsel and Chief compliance officer w.e.f December 31, 2016
(3)	Year ended March 31, 2016 includes 17.38 crore payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial officer w.e.f October 12, 2015

(4)	The Board based on the recommendations of the Nominations committee approved on April 13, 2017, $0.82 million asvariable pay to CEO for the year ended March 31, 2017. The shareholders vide postal ballot had approved a variable pay of $3 million at target.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 Mn and ESOP's amounting to $ 0.96 Mn representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million.

The year ended March 31, 2016 includes provision for variable pay amounting to $4.33 million (approximately 29 crore) to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately 28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million (approximately 29 crore) as variable pay for the year ended March 31, 2016.

(5)	On March 31, 2017, the shareholders vide postal ballot approved a revision in the salary of U.B. Pravin Rao, whole-time director and COO.

2.26 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

Three months ended March 31, 2017 and March 31, 2016

    (In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	3,924	1,566	3,630	2,503	1,860	1,157	280	14,920
	3,805	1,395	3,256	2,502	1,626	1,265	309	14,158
Identifiable operating expenses	2,068	810	1,813	1,270	933	629	175	7,698
	1,986	719	1,499	1,225	774	621	141	6,965
Allocated expenses	741	298	691	476	354	220	53	2,833
	790	290	676	520	338	263	64	2,941
Segment operating income	1,115	458	1,126	757	573	308	52	4,389
	1,029	386	1,081	757	514	381	104	4,252
Unallocable expenses								339
								320
Operating profit								4,050
								3,932
Other income, net								733
								773
Profit before income taxes								4,783
								4,705
Income tax expense								1,221
								1,314
Net profit								3,562
								3,391
Depreciation and amortization								336
								315
Non-cash expenses other than depreciation and amortization								3
								5

Year ended March 31, 2017 and March 31, 2016

    (In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	15,735	6,086	13,999	10,280	7,065	4,901	1,223	59,289
	14,846	5,434	12,124	9,411	6,392	4,736	1,040	53,983
Identifiable operating expenses	8,408	3,136	6,931	5,127	3,607	2,595	788	30,592
	7,582	2,855	5,745	4,615	3,204	2,367	583	26,951
Allocated expenses	3,036	1,180	2,713	1,994	1,369	952	236	11,480
	3,079	1,143	2,550	1,979	1,344	996	218	11,309
Segment operating income	4,291	1,770	4,355	3,159	2,089	1,354	199	17,217
	4,185	1,436	3,829	2,817	1,844	1,373	239	15,723
Unallocable expenses								1,341
								1,129
Operating profit								15,876
								14,594
Other income, net								3,062
								3,006
Profit before income taxes								18,938
								17,600
Income tax expense								5,120
								4,907
Net profit								13,818
								12,693
Depreciation and amortization								1,331
								1,115
Non-cash expenses other than depreciation and amortization								10
								14

Geographic segments

Three months ended March 31, 2017 and March 31, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	9,753	3,207	455	1,505	14,920
	9,258	3,216	360	1,324	14,158
Identifiable operating expenses	5,158	1,663	184	693	7,698
	4,619	1,598	123	625	6,965
Allocated expenses	1,855	610	85	283	2,833
	1,923	668	75	275	2,941
Segment operating income	2,740	934	186	529	4,389
	2,716	950	162	424	4,252
Unallocable expenses					339
					320
Operating profit					4,050
					3,932
Other income, net					733
					773
Profit before income taxes					4,783
					4,705
Income tax expense					1,221
					1,314
Net profit					3,562
					3,391
Depreciation and amortization					336
					315
Non-cash expenses other than depreciation and amortization					3
					5

Year ended March 31, 2017 and March 31, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	38,578	13,019	1,798	5,894	59,289
	35,638	11,775	1,274	5,296	53,983
Identifiable operating expenses	20,337	6,664	786	2,805	30,592
	18,052	5,868	568	2,463	26,951
Allocated expenses	7,479	2,523	345	1,133	11,480
	7,493	2,471	255	1,090	11,309
Segment operating income	10,762	3,832	667	1,956	17,217
	10,093	3,436	451	1,743	15,723
Unallocable expenses					1,341
					1,129
Operating profit					15,876
					14,594
Other income, net					3,062
					3,006
Profit before income taxes					18,938
					17,600
Income tax expense					5,120
					4,907
Net profit					13,818
					12,693
Depreciation and amortization					1,331
					1,115
Non-cash expenses other than depreciation and amortization					10
					14

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2017 and March 31, 2016.

2.27 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Revenue from operations	14,920	14,158	59,289	53,983
Cost of sales	9,232	8,665	37,057	33,409
Gross Profit	5,688	5,808	22,232	21,689
Operating expenses
Selling and marketing expenses	682	688	2,728	2,695
General and administration expenses	956	873	3,628	3,285
Total operating expenses	1,638	1,876	6,356	7,095
Operating profit	4,050	3,932	15,876	14,594
Other income, net	733	773	3,062	3,006
Profit before tax	4,783	4,705	18,938	17,600
Tax expense:
Current tax	1,141	1,309	5,068	4,898
Deferred tax	80	5	52	9
Profit for the period	3,562	3,391	13,818	12,693
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	16	(3)	(42)	(2)
Equity instruments through other comprehensive income	(5)	–	(5)	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges, net	11	–	39	–
Fair value changes on investments, net	(10)	–	(10)	–
Total other comprehensive income, net of tax	12	(3)	(18)	(2)
Total comprehensive income for the period	3,574	3,388	13,800	12,691

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Auditor’s Report on Quarterly and Year to Date Standalone Financial Results of Infosys Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Infosys Limited

We have audited the quarterly standalone financial results of Infosys Limited (‘the Company’) for the quarter ended 31 March 2017 and the year to date standalone financial results for the period from
1 April 2016 to 31 March 2017, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

These standalone quarterly as well as year to date financial results have been prepared on the basis of the standalone Ind AS interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such standalone Ind AS interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard, Interim Financial Reporting (Ind AS 34), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by the management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly and year to date standalone financial results:

(i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI circular dated 5 July 2016 in this regard; and
(ii)	give a true and fair view of the financial performance including other comprehensive income and other financial information for the quarter ended 31 March 2017 as well as the year to date results for the period from 1 April 2016 to 31 March 2017.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/ W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bengaluru
13 April 2017

Independent Auditor’s Report

To the Members of Infosys Limited

Report on the Standalone Ind AS Financial Statements

We have audited the accompanying standalone Ind AS financial statements of Infosys Limited (‘the Company’), which comprise the balance sheet as at 31 March 2017, the statement of profit and loss (including other comprehensive income), the statement of cash flows and the statement of changes in equity for the year then ended and a summary of the significant accounting policies and other explanatory information (herein after referred to as “standalone Ind AS financial statements”).

Management’s Responsibility for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation of these standalone Ind AS financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Act read with relevant rules issued thereunder.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone Ind AS financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone Ind AS financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the standalone Ind AS financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the standalone Ind AS financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the standalone Ind AS financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the standalone Ind AS financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone Ind AS financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone Ind AS financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India including the Ind AS, of the financial position of the Company as at 31 March, 2017, and its financial performance including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s Report) Order, 2016 (“the Order”) issued by the Central Government of India in terms of section 143(11) of the Act, we give in the

Annexure A, a statement on the matters specified in the paragraph 3 and 4 of the order.

2.     As required by Section 143(3) of the Act, we report that:

(a)	we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

(b)	in our opinion proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c)	the balance sheet, the statement of profit and loss, the statement of cash flows and the statement of changes in equity dealt with by this Report are in agreement with the books of account;

(d)	in our opinion, the aforesaid standalone Ind AS financial statements comply with the Accounting Standards specified under Section 133 of the Act read with relevant rule issued thereunder;

(e)	on the basis of the written representations received from the directors as on 31 March 2017 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2017 from being appointed as a director in terms of Section 164 (2) of the Act;

(f)	with respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate report in “Annexure B”; and

(g)	with respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

	i.	the Company has disclosed the impact of pending litigations on its financial position in its standalone Ind AS financial statements – Refer Note 2.24 to the standalone Ind AS financial statements;

	ii.	the Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.16 to the standalone Ind AS financial statements;

	iii.	there has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company; and

	iv.	the Company has provided requisite disclosures in its standalone Ind AS financial statements as to holdings as well as dealings in Specified Bank Notes during the period from 8 November, 2016 to 30 December, 2016 and these are in accordance with the books of accounts maintained by the Company. Refer Note 2.27 to the standalone Ind AS financial statements.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bengaluru

13 April 2017

Annexure - A to the Auditors’ Report

The Annexure referred to in Independent Auditors’ Report to the members of the Company on the standalone Ind AS financial statements for the year ended 31 March 2017, we report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

	(b)	The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

	(c)	According to the information and explanations given to us and on the basis of our examination of the records of the Company, the title deeds of immovable properties are held in the name of the Company.

(ii)	The Company is a service company, primarily rendering software services. Accordingly, it does not hold any physical inventories. Thus, paragraph 3(ii) of the Order is not applicable to the Company.

(iii)	The Company has granted loans to two bodies corporate covered in the register maintained under section 189 of the Companies Act, 2013 (‘the Act’).

	(a)	In our opinion, the rate of interest and other terms and conditions on which the loans had been granted to the bodies corporate listed in the register maintained under Section 189 of the Act were not, prima facie, prejudicial to the interest of the Company

	(b)	In the case of the loans granted to the bodies corporate listed in the register maintained under section 189 of the Act, the borrowers have been regular in the payment of the principal and interest as stipulated.

	(c)	There are no overdue amounts in respect of the loan granted to a body corporate listed in the register maintained under section 189 of the Act.

(iv)	In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of section 185 and 186 of the Act, with respect to the loans and investments made.

(v)	The Company has not accepted any deposits from the public.

(vi)		The Central Government has not prescribed the maintenance of cost records under section 148(1) of the Act, for any of the services rendered by the Company.

(vii)	(a)

According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including provident fund, income-tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of employees’ state insurance and duty of excise.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, income tax, sales tax, value added tax, duty of customs, service tax, cess and other material statutory dues were in arrears as at 31 March 2017 for a period of more than six months from the date they became payable.

	(b)	According to the information and explanations given to us, there are no dues of duty of customs which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of income tax, sales tax, duty of excise, service tax and value added tax have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in Rs)	Period to which the amount relates	Forum where dispute is pending
Service tax	Service tax and penalty	57,563,973 #	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax	25,784,864 #	January 2005 to March 2009	CESTAT-Bangalore
Service tax	Service tax and penalty	231,521,178 #	February 2007 to March 2009	CESTAT-Bangalore
Service tax	Service tax	41,972,658 #	April 2009 to March 2010	CESTAT, Bangalore
Service tax	Service tax	64,654,051 #	April 2010 to March 2011	CESTAT-Bangalore
Service tax	Service tax and penalty	119,451,864*	April 2009 to March 2012	CESTAT, Bangalore
Service tax	Service tax and penalty	6,493,657*	April 2009 to September 2011	Commissioner (Appeals)
Service tax	Service tax and penalty	4,87,030*	October 2008 to September 2013	CESTAT, Bangalore
Service tax	Service tax and penalty	47,580,094*	April 2012 to March 2013	CESTAT, Bangalore
Service tax	Service tax and penalty	98,194*	October 2011 to December 2011	Commissioner (Appeals), Bangalore
Service tax	Service tax and penalty	42,106,232	October 2014 to June 2015	CESTAT, Bangalore
Service Tax	Service tax and penalty	6,363,914*#	Assessment year 2007-08	Commissioner (Appeals)
Service Tax	Service tax and penalty	6,103,641*	July 2012 to March 2014	Commissioner, Bangalore
Service Tax	Service tax and penalty	13,521,166	April 2013 to September 2014	**
Service Tax	Service tax and penalty	13,107,821*	April 2014 to March 2015	Commissioner (Appeals)
APVAT Act, 2005	Sales tax	3,112,450 *#	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	935,455 *#	April 2006 to December 2007	Joint Commissioner (Appeals)
Name of the statute	Nature of dues	Amount (in Rs)	Period to which the amount relates	Forum where dispute is pending
MVAT Act, 2005	Sales tax	45,250,506	September 2008 to October 2011	Specified Officer of SEZ
KVAT Act, 2003	Sales tax, interest and penalty	481,045,876 *#	April 2005 to March 2009	Supreme Court
MVAT Act, 2005	Sales tax, interest and penalty	699,250#	January 2008 to March 2008	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	2,201,534*#	April 2008 to March 2009	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax, interest	3,132,547#	April 2009 to March 2010	Joint Commissioner (Appeals)
KVAT	Sales tax, Interest and penalty	35,779,253*#	Assessment year 2009 - 2010	Joint Commissioner (Appeals)
KVAT	Sales tax and penalty	63,281,133*	Assessment year 2010 - 2011	Joint Commissioner (Appeals)
KVAT	Sales tax and penalty	102,539,169*	Assessment year 2012 – 2013	***
TNVAT	Sales tax and penalty	6,316,338	Assessment year 2015 – 2016	****
MVAT Act, 2005	Sales tax, interest	9,801,056*#	April 2010 to March 2011	Joint Commissioner (Appeals)
Central Excise Act, 1944	Excise duty & penalty	386,148,018 #	March 2006 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	26,746,497 #	January 2010 to December 2010	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	45,132,885	January 2011 to June 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	32,344,749 #	July 2011 to December 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	42,003,700 #	January 2012 to November 2012	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	48,139,052#	December 2012 to September 2013	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	56,400,395	October 2013 to September 2014	CESTAT, Bangalore

Name of the statute	Nature of dues	Amount (in Rs)	Period to which the amount relates	Forum where dispute is pending
Income tax Act, 1961	Interest	38,154,376	Assessment year 2009 - 2010	CIT(Appeals)
Income tax Act,1961	TDS and Interest	2,665,123*#	Assessment year 2010 – 2011	CIT(Appeals)
Income tax Act, 1961	Interest	20,888,269	Assessment year 2011 – 2012	ITAT Bangalore
Income tax Act, 1961	Income tax and Interest	13,292,096,950*	Assessment Year 2012 – 2013	ITAT
Income tax Act, 1961	Income tax and Interest	3,589,973,710*	Assessment Year 2013 – 2014	CIT(Appeals)

*	net of amounts paid under protest.
**	The Company is in process of filing an appeal before Commissioner (Appeals).
***	The Company is in process of filing an appeal before Joint Commissioner (Appeals).
****	The Company is in process of filing an appeal before Deputy Commissioner.
#	a stay order has been obtained against the amount disputed and not been deposited.

(viii)	The Company does not have any loans or borrowings from any financial institution, banks, government or debenture holders during the year. Accordingly, paragraph 3(viii) of the Order is not applicable.

(ix)	The Company did not raise any money by way of initial public offer or further public offer (including debt instruments) and term loans during the year. Accordingly, paragraph 3 (ix) of the Order is not applicable.

(x)	According to the information and explanations given to us, no material fraud by the Company or on the Company by its officers or employees has been noticed or reported during the course of our audit.

(xi)	According to the information and explanations give to us and based on our examination of the records of the Company, the Company has paid/provided for managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

(xii)	In our opinion and according to the information and explanations given to us, the Company is not a nidhi company. Accordingly, paragraph 3(xii) of the Order is not applicable.

(xiii)	According to the information and explanations given to us and based on our examination of the records of the Company, transactions with the related parties are in compliance with sections 177 and 188 of the Act where applicable and details of such transactions have been disclosed in the standalone Ind AS financial statements as required by the applicable accounting standards.

(xiv)	According to the information and explanations give to us and based on our examination of the records of the Company, the Company has not made any preferential allotment or private placement of shares or fully or partly convertible debentures during the year.

(xv)	According to the information and explanations given to us and based on our examination of the records of the Company, the Company has not entered into non-cash transactions with directors or persons connected with him. Accordingly, paragraph 3(xv) of the Order is not applicable.

(xvi)	The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act 1934.

for B S R & Co. LLP

Chartered Accountants

Firm’s registration number: 101248W/W-100022

Supreet Sachdev

Partner

Membership number: 205385

Bengaluru

13 April 2017

Annexure - B to the Auditors’ Report

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of Infosys Limited (“the Company”) as of 31 March 2017 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Company’s management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India (‘ICAI’). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls over Financial Reporting (the “Guidance Note”) and the Standards on Auditing, issued by ICAI and deemed to be prescribed under section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both applicable to an audit of Internal Financial Controls and, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the standalone Ind AS financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2017, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev
Partner
Membership Number: 205385

Bengaluru
13 April 2017

INFOSYS LIMITED

In crore

Balance Sheet as at	Note	March 31, 2017	March 31, 2016	April 1, 2015
ASSETS
Non-current assets
Property, plant and equipment	2.3	8,605	8,248	7,347
Capital work-in-progress		1,247	934	769
Intangible assets	2.4	–	–	–
Financial assets
Investments	2.5	15,334	11,076	6,108
Loans	2.6	5	5	4
Other financial assets	2.7	216	192	110
Deferred tax assets (net)	2.17	346	405	433
Other non-current assets	2.10	996	755	349
Income tax assets (net)	2.17	5,454	5,020	3,941
Total non - current Assets		32,203	26,635	19,061
Current assets
Financial assets
Investments	2.5	9,643	2	749
Trade receivables	2.8	10,960	9,798	8,627
Cash and cash equivalents	2.9	19,153	29,176	27,722
Loans	2.6	310	355	225
Other financial assets	2.7	5,403	4,801	4,045
Other current assets	2.10	2,213	1,965	1,384
Total current assets		47,682	46,097	42,752

Total Assets		79,885	72,732	61,813
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	1,148	1,148	574
Other equity		66,869	59,934	51,617
Total equity		68,017	61,082	52,191
Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	2.13	40	62	27
Other non-current liabilities	2.15	42	–	–
Deferred tax liabilities (net)	2.17	–	–	–
Total non - current liabilities		82	62	27
Current liabilities
Financial liabilities
Trade payables	2.14	269	623	124
Other financial liabilities	2.13	5,056	5,132	4,847
Other current liabilities	2.15	2,349	2,093	1,564
Provisions	2.16	350	436	382
Income tax liabilities (net)	2.17	3,762	3,304	2,678
Total current liabilities		11,786	11,588	9,595

Total equity and liabilities		79,885	72,732	61,813

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

 In crore, except equity share and per equity share data

Statement of Profit and Loss for the	Note	Year ended March 31,
		2017	2016
Revenue from operations	2.18	59,289	53,983
Other income, net	2.19	3,062	3,006
Total income		62,351	56,989
Expenses
Employee benefit expenses	2.20	30,944	28,207
Deferred consideration pertaining to acquisition		–	149
Cost of technical sub-contractors		4,809	4,417
Travel expenses		1,638	1,655
Cost of software packages and others	2.20	1,235	1,049
Communication expenses		372	311
Consultancy and professional charges		538	563
Depreciation and amortisation expense	2.3 & 2.4	1,331	1,115
Other expenses	2.20	2,546	1,923
Total expenses		43,413	39,389
Profit before tax		18,938	17,600
Tax expense:
Current tax	2.17	5,068	4,898
Deferred tax	2.17	52	9
Profit for the period		13,818	12,693
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(42)	(2)
Equity instruments through other comprehensive income	2.5 & 2.17	(5)	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges, net		39	–
Fair value changes on investments, net	2.5	(10)	–
Total other comprehensive income, net of tax		(18)	(2)

Total comprehensive income for the period		13,800	12,691
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		60.16	55.26
Diluted ()		60.15	55.26
Weighted average equity shares used in computing earnings per equity share
Basic	2.23	2,296,944,664	2,296,944,664
Diluted	2.23	2,297,159,670	2,296,944,664

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

Statement of changes in Equity

 In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus						Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2015	574	2,778	40,065	54	8,291	2	–	412	–	–	15	52,191
Changes in equity for the year ended March 31, 2016
Increase in share capital on account of bonus issue (refer to note 2.12)	574	–	–	–	–	–	–	–	–	–	–	574
Transfer to general reserve	–	–	(1,217)	–	1,217	–	–	–	–	–	–	–
Amounts utilized for bonus issue (refer note 2.12)	–	(574)	–	–	–	–	–	–	–	–	–	(574)
Transferred to Special Economic Zone Re-investment reserve	–	–	(591)	–	–	–	591	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	591	–	–	–	(591)	–	–	–	–	–
Share based payment to employees (refer to note 2.12)	–	–	–	–	–	7	–	–	–	–	–	7
Transfer to securities premium on exercise	–	–	–	–	–	–	–	–	–	–	–	–
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22 and 2.17)	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(6,843)	–	–	–	–	–	–	–	–	(6,843)
Profit on transfer of business (2)	–	–	–	–	–	–	–	3,036	–	–	–	3,036
Profit for the period	–	–	12,693	–	–	–	–	–	–	–	–	12,693
Balance as of March 31, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082

INFOSYS LIMITED

Statement of changes in Equity

In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus					Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082
Changes in equity for the year ended March 31, 2017
Transfer to general reserve	–	–	(1,579)	–	1,579	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(953)	–	–	–	953	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	953	–	–	–	(953)	–	–	–	–	–
Exercise of stock options (refer to note 2.12)	–	3	–	–	–	(3)	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	1
Share based payment to employees of the group (refer to note 2.12 and note 2.25)	–	–	–	–	–	114	–	–	–	–	–	114
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22 and 2.17)	–	–	–	–	–	–	–	–	–	–	(42)	(42)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on cash flow hedge, net of tax (Refer note 2.11)	–	–	–	–	–	–	–	–	–	39	–	39
Fair valuation of investments, net of tax effect (Refer note 2.5)	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Equity instruments through other comprehensive income, net of tax effect (Refer note 2.5)	–	–	–	–	–	–	–	–	(5)	–	–	(5)
Dividends (including corporate dividend tax)	–	–	(6,980)	–	–	–	–	–	–	–	–	(6,980)
Profit for the period	–	–	13,818	–	–	–	–	–	–	–	–	13,818
Balance as of March 31, 2017	1,148	2,208	49,957	54	11,087	120	–	3,448	(5)	39	(39)	68,017

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve on account of transition to Indian Accounting Standards (Ind AS)

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

(In crore)

Statements of Cash Flows	Year ended March 31,
	2017	2016
Cash flow from operating activities:
Profit for the period	13,818	12,693
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,331	1,115
Income tax expense	5,120	4,907
Allowance for credit losses on financial assets	135	(48)
Deferred consideration pertaining to acquisition	–	149
Interest and dividend income	(2,553)	(2,563)
Other adjustments	48	141
Exchange differences on translation of assets and liabilities	39	31
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,825)	(1,373)
Loans and other financial assets and other assets	(427)	(1,188)
Trade payables	(354)	499
Other financial liabilities, other liabilities and provisions	179	565
Cash generated from operations	15,511	14,928
Income taxes paid	(5,033)	(5,350)
Net cash generated by operating activities	10,478	9,578
Cash flow from investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(2,292)	(2,308)
Deposits with corporations	(155)	(115)
Loans to employees	23	(64)
Repayment of debentures	420	–
Investment in subsidiaries	(369)	(258)
Payment towards contingent consideration pertaining to acquisition	(36)	–
Payment towards acquisition	–	(794)
Payment arising out of business transfer	–	(335)
Payments to acquire financial assets
Preference securities	(43)	(82)
Liquid mutual fund and fixed maturity plan securities	(49,648)	(22,797)
Tax free bonds	(312)	(299)
Non-convertible debentures	(3,664)	–
Certificate of Deposits	(7,555)	–
Government Bond	–	(2)
Proceeds on sale of financial assets
Liquid mutual fund and fixed maturity plan securities	47,495	23,545
Tax free bonds	2	–
Interest and dividend received on investments	2,640	2,302
Net cash used in investing activities	(13,494)	(1,207)
Cash flow from financing activities:
Loan given to subsidiaries	–	(193)
Loan repaid by subsidiary	–	126
Payment of dividends	(6,968)	(6,841)
Net cash used in financing activities	(6,968)	(6,908)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(39)	(9)
Net decrease in cash and cash equivalents	(9,984)	1,463
Cash and cash equivalents at the beginning of the period	29,176	27,722
Cash and cash equivalents at the end of the period	19,153	29,176
Supplementary information:
Restricted cash balance	411	341

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys ('the Company') is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, its banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The financial statements are approved for issue by the Company's Board of Directors on April 13, 2017.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 (Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

The Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP. Reconciliations and descriptions of the effect of the transition has been summarized in note 2.1.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17 and Note 2.24.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of company's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.5 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its Statement of Profit and Loss.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22–25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3–5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as expenses in the Statement of Profit and Loss.

1.8 Financial instruments

1.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss. when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of profit and loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

1.8.3 Derecognition of financial instruments

The company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.9 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.10 Impairment

a. Financial assets

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Provisions

A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the company recognizes any impairment loss on the assets associated with that contract.

1.12 Foreign currency

Functional currency

The functional currency of the company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.14 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.15 Employee benefits

1.15.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by laws of India.

The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

1.15.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.15.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

1.15.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.16 Share-based compensation

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

1.17 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.19 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.20 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

1.21 Recent accounting pronouncements

1.21.1 Standards issued but not yet effective

In March 2017, the Ministry of Corporate Affairs issued the Companies (Indian Accounting Standards) (Amendments) Rules, 2017, notifying amendments to Ind AS 7, ‘Statement of cash flows’ and Ind AS 102, ‘Share-based payment.’ These amendments are in accordance with the recent amendments made by International Accounting Standards Board (IASB) to IAS 7, ‘Statement of cash flows’ and IFRS 2, ‘Share-based payment,’ respectively. The amendments are applicable to the company from April 1, 2017.

Amendment to Ind AS 7:

The amendment to Ind AS 7 requires the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement.

The company is evaluating the requirements of the amendment and the effect on the financial statements is being evaluated.

Amendment to Ind AS 102:

The amendment to Ind AS 102 provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes.

It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that include a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement.

The company is evaluating the requirements of the amendment and the impact on the financial statements is being evaluated.

2 Notes to the standalone financial statements for the year ended March 31, 2017

2.1 First-time adoption of Ind-AS

These standalone interim financial statements of Infosys Limited for the year ended March 31, 2017 have been prepared in accordance with Ind AS. For the purposes of transition to Ind AS, the Company has followed the guidance prescribed in Ind AS 101 - First Time adoption of Indian Accounting Standard, with April 1, 2015 as the transition date and IGAAP as the previous GAAP.

The transition to Ind AS has resulted in changes in the presentation of the financial statements, disclosures in the notes thereto and accounting policies and principles. The accounting policies set out in Note 1 have been applied in preparing the standalone financial statements for the year ended March 31, 2017 and the comparative information. An explanation of how the transition from previous GAAP to Ind AS has affected the Company’s Balance Sheet , Statement of Profit and Loss, is set out in note 2.2 and 2.2.2. Exemptions on first time adoption of Ind AS availed in accordance with Ind AS 101 have been set out in note 2.1.1.

2.1.1 Exemptions availed on first time adoption of Ind-AS 101

Ind-AS 101 allows first-time adopters certain exemptions from the retrospective application of certain requirements under Ind AS. The Company has accordingly applied the following exemptions.

(a) Share-based payment

The Company is allowed to apply Ind AS 102 Share-based payment to equity instruments that remain unvested as of transition date. The Company has elected to avail this exemption and apply the requirements of Ind AS 102 to all such grants under the 2015 plan (formerly 2011 plan). Accordingly, these options have been measured at fair value as against intrinsic value previously under IGAAP.

The excess of stock compensation expense measured using fair value over the cost recognized under IGAAP using intrinsic value has been adjusted in 'Share Option Outstanding Account', with the corresponding impact taken to the retained earnings as on the transition date.

(b) Designation of previously recognized financial instruments

Under Ind AS 109, at initial recognition of a financial asset, an entity may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income. Ind AS 101 allows such designation of previously recognized financial assets, as ' fair value through other comprehensive income' on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

Accordingly, the Company has designated its investments in certain equity instruments at fair value through other comprehensive income on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

2.2 Reconciliations

The following reconciliations provides the effect of transition to Ind AS from IGAAP in accordance with Ind AS 101

1. Equity as at April 1, 2015 and March 31, 2016

2. Net profit for the year ended March 31, 2016

2.2.1 Reconciliation of equity as previously reported under IGAAP to Ind AS

(In crore)

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS
ASSETS
Non-current assets
Property, plant and equipment		7,347	–	7,347	8,248	–	8,248
Capital work-in-progress		769	–	769	934	–	934
Intangible assets		–	–	–	–	–	–
Financial assets:
Investments	A	6,108	–	6,108	11,111	(35)	11,076
Loans		4	–	4	5	–	5
Other financial assets		110	–	110	192	–	192
Deferred tax assets (net)		433	–	433	405	–	405
Other non-current assets		349	–	349	755	–	755
Income tax assets (net)		3,941	–	3,941	5,020	–	5,020
Total non-current assets		19,061	–	19,061	26,670	(35)	26,635

Current assets
Financial assets:
Investments	A	749	–	749	2	–	2
Trade receivables		8,627	–	8,627	9,798	–	9,798
Cash and cash equivalents		27,722	–	27,722	29,176	–	29,176
Loans		225	–	225	355	–	355
Other financial assets		4,045	–	4,045	4,801	–	4,801
Other current assets		1,384	–	1,384	1,965	–	1,965
Total current assets		42,752	–	42,752	46,097	–	46,097
Total assets		61,813	–	61,813	72,767	(35)	72,732

EQUITY AND LIABILITIES
Equity
Equity share capital		574	–	574	1,148	–	1,148
Other equity	E	47,494	4,123	51,617	56,009	3,925	59,934
Total equity		48,068	4,123	52,191	57,157	3,925	61,082

Non-current liabilities
Financial liabilities
Other financial liabilities	B	27	–	27	73	(11)	62
Deferred tax liabilities (net)		–	–	–	–	–	–
Other non-current liabilities	C	3	(3)	–	–	–	–
Total non-current liabilities		30	(3)	27	73	(11)	62

Current liabilities
Financial liabilities
Trade payables		124	–	124	623	–	623
Other financial liabilities	B	4,885	(38)	4,847	5,138	(6)	5,132
Other current liabilities	C	1,568	(4)	1,564	2,097	(4)	2,093
Provisions	D	4,460	(4,078)	382	4,375	(3,939)	436
Income tax liabilities (Net)		2,678	–	2,678	3,304	–	3,304
Total current liabilities		13,715	(4,120)	9,595	15,537	(3,949)	11,588
Total liabilities and equity		61,813	–	61,813	72,767	(35)	72,732

Explanations for reconciliation of Balance Sheet as previously reported under IGAAP to INDAS

A. Investment

a)	Tax free bonds are carried at amortized cost under Ind AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind AS compared to being carried at cost under IGAAP.

b)	Investments include discounted value of contingent consideration payable on acquisition of business under IndAS as compared to undiscounted value of contingent consideration under IGAAP

B. Other financial liabilities

Adjustments includes impact of discounting the deferred and contingent consideration payable for acquisitions under Ind AS

C. Other liabilities –

Adjustments that reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

D. Provisions

Adjustments reflect dividend (including corporate dividend tax), declared and approved post reporting period.

E. Other equity

a)	Adjustments to retained earnings and other comprehensive income has been made in accordance with Ind AS, for the above mentioned line items.

b)	In addition, as per Ind-AS 19, actuarial gains and losses are recognized in other comprehensive income as compared to being recognized in the statement of profit and loss under IGAAP.

c)	Profit on transfer of business between entities under common control which were earlier recognized in statement of profit and loss under IGAAP are adjusted to reserves on transition to Ind AS.

2.2.2 Reconciliation Statement of Profit and Loss as previously reported under IGAAP to Ind AS

(In crore)

Particulars	Note	Year ended March 31 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS
Revenue from operations		53,983	–	53,983
Other income, net	G	3,009	(3)	3,006
Total Income		56,992	(3)	56,989
Expenses
Employee benefit expenses	F	28,206	1	28,207
Deferred consideration pertaining to acquisition	G	110	39	149
Cost of technical sub-contractors		4,417	–	4,417
Travel expenses		1,655	–	1,655
Cost of software packages and others		1,049	–	1,049
Communication expenses		311	–	311
Consultancy and professional charges		563	–	563
Depreciation and amortisation expenses		1,115	–	1,115
Other expenses	G	1,909	14	1,923
Total expenses		39,335	54	39,389
Profit before exceptional items and tax		17,657	(57)	17,600
Profit on transfer of business	H	3,036	(3,036)	–
Profit before tax		20,693	(3,093)	17,600
Tax expense:
Current tax	I	4,898	–	4,898
Deferred tax		9	–	9
Profit for the period		15,786	(3,093)	12,693

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	F	–	(2)	(2)
		–	(2)	(2)
Items that will be reclassified subsequently to profit or loss
		–	–	–
Total other comprehensive income, net of tax		–	(2)	(2)

Total comprehensive income, for the period		15,786	(3,095)	12,691

Explanations for reconciliation of Statement of Profit and loss as previously reported under IGAAP to Ind AS

F. Employee benefit expenses

a)	As per Ind-AS 19- Employee Benefits , actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.

b)	Adjustments reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

G. Deferred and contingent consideration pertaining to acquisition

Adjustments reflect impact of discounting pertaining to deferred consideration and contingent consideration payable for business combinations

H. Reversal of exceptional item

Profit on transfer of business between entities under common control has been reversed and taken to business transfer reserve on account of transition to Ind AS

I. Current tax

Tax component on actuarial gains and losses which is transferred to other comprehensive income under Ind AS

2.2.3 Cash flow statement

There were no significant reconciliation items between cash flows prepared under Indian GAAP and those prepared under Ind AS.

2.3 PROPERTY, PLANT AND EQUIPMENT

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)(4)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	123	21	310	344	122	654	237	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(30)	(1)	(316)
Gross carrying value as of March 31, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(5)	(227)	(250)	(111)	(572)	(162)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	10	1	187
Accumulated depreciation as of March 31, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Carrying value as of March 31, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(In crore)

Particulars	Land– Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827
Additions	41	17	440	319	155	945	241	5	2,163
Deletions	–	–	–	(1)	(1)	(276)	(3)	–	(281)
Gross carrying value as of March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Accumulated depreciation as of April 1, 2015	–	(16)	(1,937)	(838)	(280)	(1,852)	(549)	(8)	(5,480)
For the period	–	(5)	(213)	(207)	(90)	(472)	(125)	(3)	(1,115)
Deduction / Adjustments during the period	–	–	–	1	1	129	3	–	134
Accumulated depreciation as of March 31, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Carrying value as of March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248
Carrying value as of April 1, 2015	929	605	3,796	523	245	960	283	6	7,347

(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries

(3)	During the year ended March 31, 2016, computer equipment having net book value of 20 crore was transferred to EdgeVerve (Refer note 2.5.3)

(4) Includes 25 crore spent on CSR activities

Gross carrying of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2017 and March 31, 2016 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	197	82	115
	197	75	122
Plant and machinery	33	19	14
	33	14	19
Furniture and fixtures	25	16	9
	25	12	13
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	10	8
	18	7	11

The aggregate depreciation charged on the above assets during the year ended March 31, 2017 and March 31, 2016 amounted to 19 crore each.

The rental income from subsidiaries for the year ended March 31, 2017 and March 31, 2016 amounted to 65 crore and 51 crore respectively.

2.4 Intangible assets

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

(In crore)

Particulars	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2016	21	9	30
Additions	–	–	–
Deletion	–	–	–
Gross carrying value as of March 31, 2017	21	9	30
Accumulated amortization as of April 1, 2016	(21)	(9)	(30)
Amortization expense	–	–	–
Deletion	–	–	–
Accumulated amortization as of March 31, 2017	(21)	(9)	(30)
Carrying value as of March 31, 2017	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

(In crore)

Particulars	Intellectual property rights related	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2015	12	21	9	42
Additions	–	–	–	–
Deletion/Retirement	(12)	–	–	(12)
Gross carrying value as of March 31, 2016	–	21	9	30
Accumulated amortization as of April 1, 2015	(12)	(21)	(9)	(42)
Amortization expense	–	–	–	–
Deletion/Retirement	12	–	–	12
Accumulated amortization as of March 31, 2016	–	(21)	(9)	(30)
Carrying value as of March 31, 2016	–	–	–	–
Carrying value as of April 1, 2015	–	–	–	–

Research and development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2017 and March 31, 2016 is 351crore and 384 crore respectively.

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current investments
Equity instruments of subsidiaries	7,305	6,901	4,873
Debentures of subsidiary	2,129	2,549	–
Preference securities, Equity investments and Others	132	93	1
Others	3	–	–
Tax free bonds	1,833	1,533	1,234
Fixed maturity plans	357	–	–
Non convertible debentures	3,575	–	–
	15,334	11,076	6,108
Current investments
Liquid mutual fund units	1,755	–	749
Fixed maturity plans	151	–	–
Certificate of deposits	7,635	–	–
Government bonds	–	2	–
Non convertible debentures	102	–	–
	9,643	2	749
Total carrying value	24,977	11,078	6,857

in crore, except as otherwise stated

Particulars	As at
	March 31, 2017	March 31, 2016
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPO Limited	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	236	169
Infosys Technologies (Australia) Pty Limited	66	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	–
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	826	646
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited (refer note 2.5.3)	1,312	1,312
131,18,40,000 (131,18,40,000) equity shares of 10/- each, fully paid
Panaya Inc.	1,398	1,398
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Nova Holdings LLC	94	94
Kallidus Inc. (refer note 2.5.2)	619	619
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited (refer note 2.5.2)	59	59
25,000 (25,000) shares of 10 per share, fully paid up
Noah Consulting LLC ( refer note 2.5.1)	313	242
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants Pte Ltd)	10	–
10,990,000 (Nil) shares of SGD 1.00 par value, fully paid
	7,305	6,901
Investment carried at amortised cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited (refer note 2.5.3)
21,29,00,000 (25,49,00,000) Unsecured redeemable, non-convertible debentures of 100 each fully paid up	2,129	2,549
	2,129	2,549
	9,434	9,450
Investments carried at fair value through profit or loss
Others	3	–
	3	–
Investment carried at fair value through other comprehensive income(refer note 2.5.5)
Preference securities	131	92
Equity instruments	1	1
	132	93
Quoted
Investments carried at amortized cost
Tax free bonds (refer note 2.5.6)	1,833	1,533
	1,833	1,533
Investments carried at fair value through profit or loss
Fixed Maturity Plans (refer note 2.5.7)	357	–
	357	–
Investments carried at fair value through other comprehensive income
Non convertible debentures (refer note 2.5.8)	3,575	–
	3,575	–
Total non-current investments	15,334	11,076
Current investments
Unquoted
Investments carried at fair value through profit or loss(refer note 2.5.7)
Liquid mutual fund units	1,755	–
Fixed Maturity Plans	151	–
	1,906	–
Investments carried at fair value through other comprehensive income
Certificate of Deposits (refer note 2.5.8)	7,635	–
	7,635	–
Quoted
Investments carried at amortized cost
Government bonds (refer note 2.5.6)	–	2
	–	2

Investments carried at fair value through other comprehensive income(refer note 2.5.8)
Non convertible debentures	102	–
	102	–

Total current investments	9,643	2
Total investments	24,977	11,078
Aggregate amount of quoted investments	5,867	1,535
Market value of quoted investments (including interest accrued)	6,327	1,627
Aggregate amount of unquoted investments	19,110	9,543
Aggregate amount of impairment in value of investments	–	6
Investments carried at cost	7,305	6,901
Investments carried at amortised cost	3,962	4,084
Investments carried at fair value through other comprehensive income	11,444	93
Investments carried at fair value through profit or loss	2,266	–

2.5.1 Investment in Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting , LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million ( approximately 216 crore), contingent consideration up to $5 million (approximately 33 crore on acquisition date) and retention bonus up to $32 million (approximately 212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and December 31, 2016. During the year ended March 31, 2016 based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

2.5.2 Investment in Kallidus Inc. & Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of upto $20 million (approximately 128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017. During the year ended March 31, 2017 contingent consideration of 40 crore was paid to the sellers of Kallidus on the achievement of certain financial targets.

2.5.3 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly owned subsidiary EdgeVerve Systems Limited (EdgeVerve) was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of 421 crore with effect from July 1, 2014. Net assets amounting to 9 crore were transferred and accordingly a gain of 412 crore had been recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been reversed from retained earnings and transferred to 'Business Transfer Adjustment Reserve', in accordance with Ind AS 103 which requires common control transactions to be recorded at book values. The consideration has been settled through the issue of fully paid up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively. Net assets amounting to 363 crore, (including working capital amounting to 337 crore) were transferred and accordingly a gain of 3,036 crore had been recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been reversed from retained earnings and transferred to 'Business Transfer Adjustment Reserve' under retained earnings, in accordance with Ind AS 103 which requires common control transactions to be recorded at book values.

The consideration was settled through issue of 850,000,000 equity shares amounting to 850 crore and 254,900,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2017 EdgeVerve had repaid 420 crore by redeeming proportionate number of debentures.

2.5.4 Investment in Infosys Consulting Holding AG (Formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Infosys Consulting Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration was payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and was contingent upon their continued employment for a period of three years. The investment in Lodestone was recorded at the acquisition cost and the deferred consideration was being recognized on a proportionate basis over a period of three years from the date of acquisition. During the year ended March 31, 2016, the liability towards deferred consideration was settled.

2.5.5 Details of Investments

The details of investments in preference and equity instruments as at March 31, 2017 and March 31, 2016 are as follows

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
Preference Securities
Airviz Inc.
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	13
ANSR Consulting
52,631 (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each	10	9
Whoop Inc
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	15	20
CloudEndure Ltd.
25,59,290 (12,79,645) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	37	13
Nivetti Systems Private Limited
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each	10	10
Waterline Data Science, Inc
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each	24	27
Trifacta Inc.
11,80,358 (Nil) Preferred Stock	26	–
Equity Instrument
OnMobile Systems Inc., USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each	–	–
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each	–	–
Global Innovation and Technology Alliance
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each	1	1
Others
Stellaris Venture Partners India I	3	–
	135	93

2.5.6 Details of Investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2017 and March 31, 2016 is as follows:

(In crore)

Particulars		As at March 31, 2017		As at March 31, 2016
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000/–	470	50	–	–
7.16% Power Finance Corporation Ltd. Bonds 17JUL2025	10,00,000/–	1,000	107	–	–
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/–	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited 21DEC2030	1,000/–	422,800	42	422,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000/–	3,300	343	2,000	200
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/–	2,100,000	211	2,100,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000/–	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/–	200,000	21	200,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/–	500,000	53	500,000	53
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000/–	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/–	500,000	53	500,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/–	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/–	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/–	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/–	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/–	500,000	50	500,000	50
		6,805,416	1,833	6,802,646	1,533

The balances held in government bonds as at March 31, 2017 and March 31, 2016 is as follows:

(In crore)

Particulars	Face Value PHP	As at March 31, 2017		As at March 31, 2016
		Units	Amount	Units	Amount
Treasury Notes PHY6972FW G18 MAT Date 22 Feb 2017	100	–	–	150,000	2
		–	–	1,50,000	2

2.5.7 Details of investments in liquid mutual fund units and Fixed Maturity Plans

The balances held in liquid mutual fund as at March 31, 2017 is as follows:

in crore

Particulars	As at March 31, 2017
	Units	Amount
Birla Sun Life Cash Plus Growth Direct Plan	13,397,873	350
ICICI Prudential Liquid Direct Plan Growth	10,388,743	250
IDFC Cash Fund Growth (Direct Plan)	1,265,679	250
Kotak Low Duration Fund Direct Growth (Ultra Short Term)	1,502,564	305
L&T Liquid Fund Direct Plan Growth	672,806	150
Reliance Liquid Fund- Treasury Plan- Direct Growth Plan- Growth Option	882,465	350
SBI Premier Liquid Fund Direct Plan Growth	391,909	100
	2,85,02,039	1,755

The balances held in Fixed Maturity Plans as at March 31, 2017 is as follows:

in crore

Particulars	As at March 31, 2017
	Units	Amount
Birla Sun Life Fixed Term Plan -series OD 1145 Days -GR -direct	50,000,000	51
Birla Sun Life Fixed Term Plan -series OE 1153 days -GR direct	25,000,000	25
HDFC FMP 1155D Direct-Growth	28,000,000	28
HDFC FMP 1169D Feb 2017 -Direct-Quarterly Dividend -Series 37	45,000,000	45
ICICI FMP Series 80-1194 D Plan F Div	40,000,000	40
ICICI Prudential Fixed maturity Plan Series 80-1187 Days Plan G direct Plan	42,000,000	42
ICICI Prudential Fixed Maturity Plan series 80-1253 Days Plan J Direct Plan	30,000,000	30
IDFC Fixed Term Plan Series 129 direct Plan-Growth 1147 Days	10,000,000	10
IDFC Fixed Term Plan Series 131 direct Plan-Growth 1139 Days	15,000,000	15
Kotak FMP Series 199 Direct -Growth	35,000,000	36
Reliance Fixed Horizon Fund-XXXII Series 8-Dividend Plan	35,000,000	35
Reliance Yearly Interval Fund Series -1-Direct Plan-Growth Plan	106,906,898	151
	46,19,06,898	508

2.5.8 Details of investments in Non convertible debentures and Certificate of Deposits

The balances held in non convertible debenture as at March 31, 2017 is as follows:

in crore, except as otherwise stated

Particulars	As at March 31, 2017
	Face Value	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	10,000,000/–	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	1,000,000/–	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	1,000,000/–	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	1,000,000/–	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	1,000,000/–	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	1,000,000/–	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	10,000,000/–	150	155
7.81% LIC Housing Finance Ltd 27APR2020	1,000,000/–	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	10,000,000/–	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	1,000,000/–	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	10,000,000/–	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	10,000,000/–	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	1,000,000/–	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	1,000,000/–	500	55
8.43% IDFC Bank Limited 30JAN2018	1,000,000/–	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	10,000,000/–	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	1,000,000/–	500	52
8.50% Housing Development Finance Corporation Ltd 31AUG2020	10,000,000/–	50	54
8.54% IDFC Bank Limited 30MAY2018	1,000,000/–	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	10,000,000/–	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	1,000,000/–	1,400	152
8.61% LIC Housing Finance Ltd 11DEC2019	1,000,000/–	1,000	104
8.66% IDFC Bank Limited 25JUN2018	1,000,000/–	1,520	184
8.72% Housing Development Finance Corporation Ltd 15APR2019	10,000,000/–	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	500,000/–	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	1,000,000/–	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	1,000,000/–	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	1,000,000/–	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	1,000,000/–	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	1,000,000/–	500	53
		30,015	3,677

The balances held in Certificate of Deposits as at March 31, 2017 is as follows:

in crore, except as otherwise stated

Particulars	As at March 31, 2017
	Face Value	Units	Amount
Andhra Bank	100,000/–	35,000	344
Axis Bank	100,000/–	293,600	2,800
Corporation Bank	100,000/–	33,500	327
DBS Bank	100,000/–	5,000	49
ICICI Bank Limited	100,000/–	42,500	413
IDFC Bank	100,000/–	135,000	1,281
IndusInd Bank	100,000/–	106,400	1,011
Kotak Bank	100,000/–	74,000	704
Vijaya Bank	100,000/–	14,000	137
Yes Bank	100,000/–	60,000	569
		799,000	7,635

2.6 LOANS

In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	5	5	4
	5	5	4
Unsecured, considered doubtful
Loans to employees	17	13	10
	22	18	14
Less: Allowance for doubtful loans to employees	17	13	10
	5	5	4
Current
Unsecured, considered good
Loans to subsidiaries (Refer note 2.25)	69	91	24
Other Loans
Loans to employees	241	264	201
	310	355	225
Total Loans	315	360	229

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current
Security deposits (1)	81	73	65
Rental deposits (1)(4)	135	119	45
	216	192	110
Current
Security deposits (1)	2	1	1
Rental deposits (1)	2	2	6
Restricted deposits (1)	1,309	1,154	1,039
Unbilled revenues (1)(5)	3,200	2,673	2,423
Interest accrued but not due (1)	514	696	433
Foreign currency forward and options contracts (2)(3)	268	109	94
Others (1)(6)	108	166	49
	5,403	4,801	4,045
Total	5,619	4,993	4,155

(1) Financial assets carried at amortized cost	5,351	4,884	4,061
(2)Financial assets carried at fair value through other comprehensive income	52	–	–
(3)Financial assets carried at fair value through Profit or Loss	216	109	94
(4) Includes dues from subsidiaries (Refer note 2.25)	–	21	21
(5) Includes dues from subsidiaries (Refer note 2.25)	47	20	6
(6) Includes dues from subsidiaries (Refer note 2.25)	18	24	43

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

2.8 TRADE RECEIVABLES (1)

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Current
Unsecured
Considered good (2)	10,960	9,798	8,627
Considered doubtful	289	249	322
	11,249	10,047	8,949
Less: Allowances for credit losses	289	249	322
	10,960	9,798	8,627
(1) Includes dues from companies where directors are interested	1	1	6
(2) Includes dues from subsidiaries (refer note 2.25)	235	244	309

2.9 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Balances with banks
In current and deposit accounts	12,222	24,276	23,722
Cash on hand	–	–	–
Others
Deposits with financial institution	6,931	4,900	4,000
	19,153	29,176	27,722
Balances with banks in unpaid dividend accounts	17	5	3
Deposit with more than 12 months maturity	6,765	237	182
Balances with banks held as margin money deposits against guarantees	394	336	185

Cash and cash equivalents as of March 31, 2017, March 31, 2016 and April 1, 2015 include restricted cash and bank balances of 411 crore, 341 crore, 188 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividends bank accounts.

The deposits maintained by the Company with banks and financial institution comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on balance sheet dates with banks are as follows:

 (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
In current accounts
ANZ Bank, Taiwan	3	13
Bank of America, USA	769	563
BNP Paribas Bank, Norway	7	–
Citibank N.A., Australia	8	24
Citibank N.A., India	2	1
Citibank N.A., Dubai	1	1
Citibank N.A., EEFC (U.S. Dollar account)	1	–
Citibank N.A., Hungary	3	–
Citibank N.A., Japan	12	15
Citibank N.A., New Zealand	6	2
Citibank N.A., South Africa	9	4
Citibank N.A., South Korea	1	–
Deutsche Bank, Philippines	4	11
Deutsche Bank, India	9	4
Deutsche Bank, EEFC (Euro account)	11	17
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	8
Deutsche Bank, EEFC (Australian Dollar account)	38	2
Deutsche Bank, EEFC (U.S. Dollar account)	73	95
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, Belgium	10	59
Deutsche Bank, France	8	10
Deutsche Bank, Germany	48	17
Deutsche Bank, Netherlands	2	4
Deutsche Bank, Russia (U.S. Dollar account)	1	1
Deutsche Bank, Russia	3	2
Deutsche Bank, Singapore	6	4
Deutsche Bank, Switzerland	5	1
Deutsche Bank, Switzerland (US Dollar Account)	1	-
Deutsche Bank, United Kingdom	25	170
Deutsche Bank, Malaysia	7	9
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	40	57
ICICI Bank, EEFC (U.S. Dollar account)	3	10
Nordbanken, Sweden	22	5
Punjab National Bank, India	6	4
Royal Bank of Canada, Canada	5	24
State Bank of India	6	7
	1,166	1,147

 (In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
In deposit accounts
Andhra Bank	–	848
Axis Bank	945	1,170
Barclays	825	–
Canara Bank	–	1,861
Central Bank of India	–	1,518
Corporation Bank	–	1,185
HDFC Bank	349	2,500
HSBC Bank	500	–
ICICI Bank	4,351	3,755
IDBI Bank	1,750	1,750
Indusind Bank	191	250
Indian Overseas Bank	–	1,000
Jammu & Kashmir Bank	–	25
Kotak Mahindra Bank	500	492
Oriental Bank of Commerce	–	1,967
South Indian Bank	200	–
Standard Chartered	500	–
State Bank of India	–	2,310
Syndicate Bank	49	1,250
Union Bank of India	–	7
Vijaya Bank	–	200
Yes Bank	485	700
	10,645	22,788
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	2	1
ICICI Bank - Unpaid dividend account	13	2
	17	5
In margin money deposits against guarantees
Canara Bank	177	132
ICICI Bank	217	147
State Bank of India	–	57
	394	336
Deposits with financial institution
HDFC Limited	6,231	4,900
LIC Housing Finance Ltd	700	–
	6,931	4,900
Total cash and cash equivalents as per Balance Sheet	19,153	29,176

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current
Capital advances	562	333	316
Advances other than capital advance
Prepaid gratuity (Refer note 2.22)	56	2	26
Others
Prepaid expenses	95	87	7
Deferred contract cost	283	333	-
	996	755	349
Current
Advances other than capital advance
Payment to vendors for supply of goods	87	58	60
Others
Prepaid expenses (1)	387	209	71
Deferred contract cost	74	48	–
Withholding taxes and others	1,665	1,650	1,253
	2,213	1,965	1,384

Total other assets	3,209	2,720	1,733
(1) Includes dues from subsidiaries (Refer note 2.25)	56	43	–

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.11 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	19,153	–	–	–	–	19,153	19,153
Investments (Refer note 2.5)
Equity, preference securities and others	–	–	3	132	–	135	135
Tax free bonds and government bonds	1,833	–	–	–	–	1,833	2,142*
Liquid mutual fund units	–	–	1,755	–	–	1,755	1,755
Redeemable, non-convertible debentures (1)	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	508	–	–	508	508
Certificate of deposits	–	–	–	–	7,635	7,635	7,635
Non convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables (Refer Note 2.8)	10,960	–	–	–	–	10,960	10,960
Loans (Refer note 2.6)	315	–	–	–	–	315	315
Other financial assets (Refer Note 2.7)	5,351	–	216	–	52	5,619	5,619
Total	39,741	–	2,482	132	11,364	53,719
Liabilities:
Trade payables (Refer Note 2.14)	269	–	–	–	–	269	269
Other financial liabilities (Refer Note 2.13)	3,867	–	87	–	–	3,954	3,954
Total	4,136	–	87	–	–	4,223

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	29,176	–	–	–	–	29,176	29,176
Investments (Refer Note 2.5)
Equity and preference securities	–	–	–	93	–	93	93
Tax free bonds and government bonds	1,535	–	–	–	–	1,535	1,627*
Redeemable, non-convertible debentures (1)	2,549	–	–	–	–	2,549	2,549
Trade receivables (Refer Note 2.8)	9,798	–	–	–	–	9,798	9,798
Loans (Refer note 2.6)	360	–	–	–	–	360	360
Other financial assets (Refer Note 2.7)	4,884	–	109	–	–	4,993	4,993
Total	48,302	–	109	93	–	48,504
Liabilities:
Trade payables (Refer note 2.14)	623	–	–	–	–	623	623
Other financial liabilities (Refer Note 2.13)	3,947	–	117	–	–	4,064	4,064
Total	4,570	–	117	–	–	4,687

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

The carrying value and fair value of financial instruments by categories as of April 1, 2015 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	27,722	–	–	–	–	27,722	27,722
Investments (Refer Note 2.5)
Equity and preference securities	–	–	–	1	–	1	1
Bonds and government bonds	1,234	–	–	–	–	1,234	1,269*
Liquid mutual fund units	–	–	749	–	–	749	749
Trade receivables (Refer Note 2.8)	8,627	–	–	–	–	8,627	8,627
Loans (Refer note 2.6)	229	–	–	–	–	229	229
Other financial assets (Refer Note 2.7)	4,061	–	94	–	–	4,155	4,155
Total	41,873	–	843	1	–	42,717
Liabilities:
Trade payables (Refer note 2.14)	124	–	–	–	–	124	124
Other financial liabilities (Refer Note 2.13)	3,967	–	–	–	–	3,967	3,967
Total	4,091	–	–	–	–	4,091

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

 (In crore)

Particulars	As of March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.5)	1,755	1,755	–	–
Investments in tax free bonds (Refer Note 2.5)	2,142	206	1,936	–
Investments in government bonds (Refer Note 2.5)	–	–	–	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Investments in preference securities (Refer Note 2.5)	131	–	–	131
Investments in fixed maturity plans (Refer Note 2.5)	508	–	508	–
Investments in certificate of deposits (Refer Note 2.5)	7,635	–	7,635	–
Investments in non convertible debentures (Refer Note 2.5)	3,677	3,160	517	–
Others (Refer Note 2.5)	3	–	–	3
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.7)	268	–	268	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.13)	2	–	2	–
Liability towards contingent consideration (Refer note 2.13)*	85	–	–	85

*Discounted $14 million (approximately 91 crore) at 14.2%

During the year ended March 31, 2017, tax free bonds of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

 (In crore)

Particulars	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note 2.5)	1,625	298	1,327	-
Investments in government bonds (Refer Note 2.5)	2	2	–	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Investments in preference securities (Refer Note 2.5)	92	–	–	92
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.7)	109	–	109	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.13)	2	–	2	–
Liability towards contingent consideration (Refer note 2.13)*	115	–	–	115

*Discounted $20 million (approximately 132 crore) at 13.7%

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of April 1, 2015:

 (In crore)

Particulars	As of April 1, 2015	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.5)	749	749	–	–
Investments in tax free bonds (Refer Note 2.5)	1,269	533	736	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.7)	94	–	94	–
Liabilities
Derivative financial instruments – foreign currency forward and option contracts (Refer note 2.13)	–	–	–	–

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of March 31, 2017 from March 31, 2016 is on account of settlement of contingent consideration of 40 crore and change in discount rates and passage of time.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The amount invested and fair value of unquoted equity and preference securities of March 31, 2017 is 134 crore and 132 crore, respectively. The fair value is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade receivables	7,611	1,005	793	533	361	10,303
Other financials assets ( including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	670	107	178	26	93	1,074
Trade Receivables	6,875	973	664	539	296	9,347
Other financials assets ( including loans)	2,005	370	210	108	125	2,818
Trade payables	(199)	(42)	(133)	(32)	(39)	(445)
Other financial liabilities	(2,241)	(232)	(139)	(200)	(146)	(2958)
Net assets / (liabilities)	7,110	1,176	780	441	329	9,836

For the year ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52% each.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

(In crore)

Particulars	As of		As of
	March 31, 2017		March 31, 2016
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	95	658	–	–
In United Kingdom Pound Sterling	40	324	–	–
In Australian dollars	130	644	–	–
Option Contracts
In Euro	40	277	–	–
Other derivatives
Forward contracts
In U.S. dollars	480	3,113	467	3,094
In Euro	106	735	84	633
In United Kingdom Pound Sterling	70	566	60	573
In Australian dollars	30	149	50	255
In Swiss Franc	10	65	25	173
In Singapore dollars	5	23	–	–
In Swedish Krona	50	36	–	–
Option Contracts
In U.S. dollars	195	1,265	125	828
In Euro	25	173	–	–
In United Kingdom Pound Sterling	30	243	–	–
In Canadian dollars	13	65	–	–
Total forwards and options		8,336		5,556

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

Particulars	As of
	March 31, 2017	March 31, 2016
Not later than one month	2,215	1,468
Later than one month and not later than three months	4,103	3,260
Later than three months and not later than one year	2,018	828
	8,336	5,556

During the year ended March 31, 2017, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2017

(In crore)

Year ended March 31, 2017
Balance at the beginning of the period	–
Gain / (Loss) recognised in other comprehensive income during the period	121
Amount reclassified to revenue during the period	(69)
Tax impact on above	(13)
Balance at the end of the period	39

The company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As of		As of
	March 31, 2017		March 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	269	(3)	117	(10)
Amount set off	(1)	1	(8)	8
Net amount presented in balance sheet	268	(2)	109	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 10,960 crore and 9,798 crore as of March 31, 2017 and March 31, 2016, respectively and unbilled revenue amounting to 3,200 crore and 2,673 crore as of March 31, 2017 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

Particulars	Year ended March 31
	2017	2016
Revenue from top customer	3.9%	4.2%
Revenue from top five customers	14.1%	15.7%

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2017 was 135 crore. The reversal for lifetime expected credit loss on customer balances for the year ended March 31, 2016 was 48 crore.

(In crore)

Particulars	Year ended March 31
	2017	2016
Balance at the beginning	249	322
Impairment loss recognised/ reversed	135	(48)
Amounts written off	(1)	–
Translation differences	(4)	(25)
Balance at the end	379	249

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit which are funds deposited at a bank for a specified time period.

Liquidity risk

The company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The company has no outstanding bank borrowings. The company believes that the working capital is sufficient to meet its current requirements. Accordingly, no liquidity risk is perceived.

As of March 31, 2017, the Company had a working capital of 35,896 crore including cash and cash equivalents of 19,153 crore and current investments of 9,643 crore. As of March 31, 2016, the Company had a working capital of 34,509 crore including cash and cash equivalents of 29,176 crore and current investments of 2 crore.

As of March 31, 2017 and March 31, 2016, the outstanding compensated absences were 1,142crore and 1,130 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.13)	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	46	–	–	91

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	623	–	–	–	623
Other liabilities (excluding liability towards acquisition) (Refer Note 2.13)	3,922	27	–	–	3,949
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	86	46	–	–	132

2.12 EQUITY

EQUITY SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (240,00,00,000(2)) equity shares	1,200	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	1,148	574
229,69,44,664 (229,69,44,664(2)) equity shares fully paid-up
	1,148	1,148	574

(1)	Refer note 2.23 for details of basic and diluted shares

(2)	Represents number of shares as of March 31, 201

The authorised equity shares were 120,00,00,000 and the issued, subscribed and paid-up shares were 114,84,72,332 as of April 1, 2015.

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the period of five years immediately preceding March 31, 2017:

The Company has allotted 114,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in its meeting on April 15, 2016, proposed a final dividend of 14.25/- per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016, this resulted in a cash outflow of 3,939 crore including corporate dividend tax. (Refer note 2.2.1 for impact on transition to Ind AS)

The Board of Directors, in their meeting on October 14, 2016, declared an interim dividend of 11/- per equity share, which resulted in a cash outflow of 3,041 crore, inclusive of corporate dividend tax.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2015 includes final divided of 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share.

The Board of Directors, in its meeting on April 13, 2017, have proposed a final dividend of 14.75/- per equity share for the financial year ended March 31, 2017. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 24, 2017 and if approved would result in a cash outflow of approximately 4,078 crore including corporate dividend tax.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2017 and March 31, 2016 are set out below :

in crore, except as stated otherwise

Name of the shareholder	As at March 31, 2017		As at March 31, 2016
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,33,17,937	16.69	38,53,17,937	16.78
Life Insurance Corporation of India	16,14,36,123	7.03	13,22,74,300	5.76

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2017 and March 31, 2016 is set out below:

in crore, except as stated otherwise

Particulars	As at March 31, 2017		As at March 31, 2016
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,296,944,664	1,148	1,148,472,332	574
Add: Bonus shares issued (including bonus on treasury shares)	–	–	1,148,472,332	574
Number of shares at the end of the period	2,296,944,664	1,148	2,296,944,664	1,148

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees upto mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service.

Further on November 1, 2016, the company granted 9,70,375 RSUs (includes equity shares and equity shares represented by ADS) at par value, 12,05,850 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further the company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

On February 1, 2017, the company granted 18,550 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

As of March 31, 2017, 11,289,514 shares are held by the trust towards 2015 Plan. As of March 31, 2017, 106,845 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is 3 crore.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. $2 million of fair value in RSUs for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS.

The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 million and ESOP's amounting to $ 0.96 million representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million. Though the performance based RSU and stock options for fiscal 2017 and time based RSU’s for the remaining employment term have not been granted as of March 31, 2017, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense. The company has recorded employee stock based compensation expense of 28 crore and 7 crore during the year ended March 31, 2017 and March 31, 2016 respectively, towards CEO compensation.

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these RSUs and ESOPs have not been granted as of March 31, 2017, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense for the same.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 1,08,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and Remuneration Committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2017 is set out below:

Particulars	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (RSU - IES)
Outstanding at the beginning*	221,505	5
Granted	1,878,025	5
Forfeited and expired	61,540	5
Exercised	34,062	5
Outstanding at the end	2,003,928	5
Exercisable at the end	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs– IES)
Outstanding at the beginning	–	–
Granted	309,650	998
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	309,650	998
Exercisable at the end	–	–

*adjusted for bonus issues (Refer above note 2.12)

Particulars	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (RSU - ADS)
Outstanding at the beginning	–	–
Granted	996,665	0.07
Forfeited and expired	39,220	0.07
Exercised	–	–
Outstanding at the end	957,445	0.07
Exercisable at the end	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	–	–
Granted	896,200	15.26
Forfeited and expired	8,200	15.26
Exercised	–	–
Outstanding at the end	888,000	15.26
Exercisable at the end	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2016 is set out below:

Particulars	Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning*	108,268	5
Granted	124,061	5
Forfeited and expired	–	–
Exercised*	10,824	5
Outstanding at the end	221,505	5
Exercisable at the end	–	–

*adjusted for bonus issues (Refer above note 2.12)

During the year ended March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,084/-

During the year ended March 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,088/-

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Grant date	1–Nov–16	1–Nov–16	1–Nov–16	1–Nov–16
Weighted average share price () / ($- ADS)	989	989	15.26	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24–29	27–29	26–29	27–31
Expected life of the option (years)	1 – 4	3 – 7	1 – 4	3 – 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6– 7	6– 7	1 – 2	1 – 2
Weighted average fair value as on grant date () / ($- ADS)	929	285	14.35	3.46

Particulars	For options granted in
	Fiscal 2017- Equity Shares - RSU	Fiscal 2017- ADS - RSU	Fiscal 2016- Equity Shares - RSU	Fiscal 2015- Equity Shares - RSU
Grant date	1–Aug–16	1–Aug–16	22–Jun–15	21–Aug–14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25–29	26–30	28–36	30–37
Expected life of the option (years)	1 – 4	1 – 4	1 – 4	1 – 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6– 7	0.5 – 1	7– 8	8– 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

During the year ended March 31, 2017 and March 31, 2016, the company recorded an employee stock compensation expense of 107 crore and 7 crore in the statement of profit and loss. The cash settled stock compensation expense during the year ended March 31, 2017 was 1 crore.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non-current
Rental deposits (1)	–	27	27
Payable for acquisition of business (refer Note 2.5.1 and 2.5.2)	40	35	–
	40	62	27
Current
Unpaid dividends	17	5	3
Others
Accrued compensation to employees	1,404	1,764	1,719
Accrued expenses (2)	2,013	1,707	1,582
Retention monies	153	58	50
Payable for acquisition of business (refer Note 2.5.1 and Note 2.5.2)
- Deferred consideration	–	–	487
- Contingent consideration	45	80	–
Client deposits	25	16	20
Capital creditors	36	66	37
Compensated absences	1,142	1,130	907
Other payables (3)	219	304	42
Foreign currency forward and options contracts	2	2	-
	5,056	5,132	4,847
Total financial liabilities	5,096	5,194	4,874
Financial liability carried at amortized cost	3,867	3,947	3,967
Financial liability carried at fair value through profit or loss	87	117	–
Liability towards acquisition of business on undiscounted basis	91	132	–
(1) Includes dues to subsidiaries (Refer note 2.25)	–	27	27
(2) Includes dues to subsidiaries (Refer note 2.25)	3	29	36
(3) Includes dues to subsidiaries (Refer note 2.25)	14	38	33

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Trade payables *	269	623	124
	269	623	124
*Includes dues to subsidiaries (refer note 2.25)	135	145	102

As at March 31, 2017 and March 31, 2016, there are no outstanding dues to micro and small enterprises. There are no interests due or outstanding on the same.

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Non current
Deferred income	42	–	–
	42	–	–
Current
Unearned revenue	1,320	1,025	831
Others
Withholding taxes and others	1,027	1,068	733
Deferred rent	2	–	–
	2,349	2,093	1,564
	2,391	2,093	1,564

2.16 PROVISIONS

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Current
Others
Post-sales client support and warranties and others	350	436	382
	350	436	382

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

(In crore)

Particulars	Year ended March 31, 2017
Balance at the beginning	436
Provision recognized/(reversed)	86
Provision utilized	(167)
Exchange difference	(5)
Balance at the end	350

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.17 INCOME TAXES

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Year ended March 31,
	2017	2016
Current taxes	5,068	4,898
Deferred taxes	52	9
Income tax expense	5,120	4,907

Current tax expense for the year ended March 31, 2017 and March 31, 2016 includes reversals (net of provisions) amounting to 218 crore and 331 crore respectively pertaining to prior periods.

Entire deferred income tax for the year ended March 31, 2017 and March 31, 2016 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2017	2016
Profit before income taxes	18,938	17,600
Enacted tax rates in India	34.61%	34.61%
Computed expected tax expense	6,554	6,091
Tax effect due to non-taxable income for Indian tax purposes	(1,915)	(1,659)
Overseas taxes	735	709
Tax reversals, overseas and domestic	(218)	(330)
Effect of exempt non-operating income	(51)	(69)
Effect of non-deductible expenses	16	185
Additional deduction on research and development expense	–	(19)
Others	(1)	(1)
Income tax expense	5,120	4,907

The applicable Indian statutory tax rate for fiscal 2017 and fiscal 2016 is 34.61%.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2017, Infosys' U.S. branch net assets amounted to approximately 5,995 crore. As of March 31, 2017, the Company has provided for branch profit tax of 327 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 7 crore movement on account of exchange rate during the year ended March 31, 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,309 crore and 4,195 crore as of March 31, 2017 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2017, March 31, 2016 and April 1, 2015

(In crore)

	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Income tax assets	5,454	5,020	3,941
Current income tax liabilities	3,762	3,304	2,678
Net current income tax assets/ (liability) at the end	1,692	1,716	1,263

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2017 and March 31, 2016 is as follows:

(In crore)

	Year ended March 31,
	2017	2016
Net current income tax asset/ (liability) at the beginning	1,716	1,263
Income tax paid	5,033	5,350
Current income tax expense (Refer Note 2.17)	(5,068)	(4,898)
Income tax on other comprehensive income	8	–
Tax benefit on exercise of share based payments	1	–
Translation difference	2	1
Net current income tax asset/ (liability) at the end	1,692	1,716

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Deferred income tax assets
Property, plant and equipment	107	146	210
Computer software	40	50	51
Accrued compensation to employees	35	46	29
Trade receivables	123	79	100
Compensated absences	336	359	280
Post sales client support	93	76	72
Others	32	21	7
Total deferred income tax assets	766	777	749
Deferred income tax liabilities
Branch profit tax	327	334	316
Others	93	38	–
Total deferred income tax liabilities	420	372	316
Deferred income tax assets after set off	346	405	433
Deferred income tax liabilities after set off	–	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2017 and March 31, 2016, are as follows:

(In crore)

Particulars	Year ended March 31,
	2017	2016
Net deferred income tax asset at the beginning	405	433
Translation differences	6	(19)
Credits / (charge) relating to temporary differences (Refer Note 2.17)	(52)	(9)
Temporary differences on other comprehensive income	(13)	-
Net deferred income tax asset at the end	346	405

The charge relating to temporary differences during the year ended March 31, 2017 are primarily on account of property plant and equipment, accrued compensation and compensated absences partially offset by trade receivable. The credits relating to temporary differences during the year ended March 31, 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and trade receivables

2.18 REVENUE FROM OPERATIONS

(In crore)

Particulars	Year ended March 31,
	2017	2016
Income from software services	59,257	53,334
Income from software products	32	649
	59,289	53,983

2.19 OTHER INCOME

(In crore)

Particulars	Year ended March 31,
	2017	2016
Interest received on financial assets- Carried at amortised cost
Tax free bonds, government bonds and debentures	320	168
Deposit with Bank and others	2,028	2,338
Interest received on financial assets- fair valued through other comprehensive income
Non convertible debentures and certificates of deposit	182	–
Dividend received on investments carried at fair value through profit or loss
Mutual fund units	23	57
Gain / (loss) on investments carried at fair value through profit or loss	111	–
Exchange gains/(losses) on foreign currency forward and options contracts	551	26
Exchange gains/(losses) on translation of other assets and liabilities	(324)	141
Miscellaneous income, net	171	276
	3,062	3,006

2.20 EXPENSES

In crore)

Particulars	Year ended March 31
	2017	2016
Employee benefit expenses
Salaries including bonus	30,111	27,551
Contribution to provident and other funds	640	548
Share based payments to employees ( Refer note 2.12 )	108	7
Staff welfare	85	101
	30,944	28,207
Cost of software packages and others
For own use	729	663
Third party items bought for service delivery to clients	506	386
	1,235	1,049

(In crore)

Particulars	Year ended March 31
	2017	2016
Other expenses
Power and fuel	180	179
Brand and Marketing	276	229
Operating lease payments	284	175
Rates and taxes	118	99
Repairs and Maintenance	1,073	873
Consumables	31	28
Insurance	45	48
Provision for post–sales client support and warranties	84	18
Commission to non–whole time directors	9	8
Allowances for credit losses on financial assets	140	(45)
Auditor's remuneration
Statutory audit fees	2	2
Other services	–	–
Reimbursement of expenses	–	-
Contributions towards Corporate Social Responsibility	215	202
Others	89	107
	2,546	1,923

2.21 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period is as under:

(In crore)

Particulars	Year ended March 31,
	2017	2016
Lease rentals recognized during the period	284	175

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

(In crore)

	As at
Future minimum lease payable	March 31, 2017	March 31, 2016	April 1, 2015
Not later than 1 year	277	170	101
Later than 1 year and not later than 5 years	789	417	284
Later than 5 years	835	315	158

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.22 EMPLOYEE BENEFITS

a. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2017 and March 31, 2016:

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016
Change in benefit obligations
Benefit obligations at the beginning	826	755
Service cost	111	106
Interest expense	61	55
Curtailment gain	(3)	–
Transfer of obligation	(1)	(34)
Remeasurements - Actuarial (gains)/ losses	61	10
Benefits paid	(76)	(66)
Benefit obligations at the end	979	826
Change in plan assets
Fair value of plan assets at the beginning	828	781
Interest income	69	59
Transfer of assets	–	(43)
Remeasurements- Return on plan assets excluding amounts included in interest income	11	7
Contributions	203	90
Benefits paid	(76)	(66)
Fair value of plan assets at the end	1,035	828
Funded status	56	2

Amount for the year ended March 31, 2017 and March 31, 2016 recognized in the Statement of Profit and Loss under employee benefit expenses.

(In crore)

Particulars	Year ended March 31,
	2017	2016
Service cost	111	106
Net interest on the net defined benefit liability/asset	(8)	(4)
Curtailment gain	(3)	–
Net gratuity cost	100	102

Amount for the year ended March 31, 2017 and March 31, 2016 recognized in statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31
	2017	2016
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	61	10
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(11)	(7)
	50	3

(In crore)

Particulars	Year ended March 31
	2017	2016
(Gain)/loss from change in demographic assumptions	–	–
(Gain)/loss from change in financial assumptions	49	–
	49	0

The weighted-average assumptions used to determine benefit obligations as at March 31, 2017, March 31, 2016 and April 1, 2015 are set out below:

Particulars	As of
	March 31, 2017	March 31, 2016	April 1, 2015
Discount rate	6.9%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2017 and March 31, 2016 are set out below:

Particulars	Year ended March 31,
	2017	2016
Discount rate	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.1 years	6.4 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of March 31, 2017, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 57 crore.

As of March 31, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 49 crore.

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As of March 31, 2017 and March 31, 2016, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2017 and March 31, 2016 was 80 crore and 66 crore respectively.

The Company expects to contribute 85 crore to the gratuity trusts during the fiscal 2018.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	133
1-2 year	141
2-3 year	149
3-4 year	163
4-5 year	174
5-10 years	863

b. Superannuation

The Company contributed 151 crore and 227 crore to the Superannuation trust during the year ended March 31, 2017 and March 31, 2016.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2017 and March 31, 2016 and April 1, 2015, respectively.

The details of fund and plan asset position are given below:

(In crore)

Particulars	As of
	March 31, 2017	March 31, 2016	April 1, 2015
Plan assets at period end, at fair value	4,459	3,808	2,912
Present value of benefit obligation at period end	4,459	3,808	2,912
Asset recognized in balance sheet	–	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Government of India (GOI) bond yield	6.90%	7.80%	7.80%
Remaining term to maturity of portfolio	6 years	7 years	7 years
Expected guaranteed interest rate- First year:	8.60%	8.75%	8.75%
- Thereafter:	8.60%	8.60%	8.60%

The Company contributed 378 crore and 345 crore during the year ended March 31, 2017 and March 31, 2016.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

(In crore)

Particulars	Year ended March 31
	2017	2016
Salaries and bonus*	30,315	27,534
Defined contribution plans	151	227
Defined benefit plans	478	446
	30,944	28,207

* Includes stock compensation expense of 107 crore for the year ended March 31, 2017 (7 crore for the year ended March 31, 2016.) (Refer note 2.12).

2.23 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding	2,296,944,664	2,296,944,664
Effect of dilutive common equivalent shares - share options outstanding	215,006	-
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	229,71,59,670	229,69,44,664

For the year ended March 31, 2017, 77,942 number of options to purchase equity shares had an anti-dilutive effect. For the year ended March 31, 2016, no outstanding option to purchase equity shares had an anti-dilutive effect.

2.24 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	1,902	188	167
[Net of amount paid to statutory authorities 4,694 crore (4,386 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,094	1,295	1,272
(net of advances and deposits)
Other Commitment*	37	–	–

*Uncalled capital pertaining to investments

(1)	Claims against the company not acknowledged as debts as on March 31, 2017 include demand from the Indian Income tax authorities for payment of tax of 6,122 crores ( 4,135 crores), including interest of 1,885 crore ( 1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013. Demands were paid to statutory tax authorities in full except for fiscal year 2009, fiscal 2011, fiscal 2012 and fiscal 2013.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. Demand for fiscal 2012 & fiscal 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before 1st April 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2013 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010, fiscal 2011 and fiscal 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2017	March 31, 2016	April 1, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(17)	Mexico	–	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	99.98%	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%	100%
Infosys Management Consulting Pty Limited ( formerly Lodestone Management Consultants Pty Limited)(3)	Australia	100%	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%	100%
Lodestone Augmentis AG (6)(18)	Switzerland	–	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (3)(20)	Switzerland	–	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.) (4)	Belgium	99.90%	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (21)	Singapore	100%	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%	100%
Infy Consulting Company Limited (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%	100%
Infy Consulting B.V. (Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%	99.99%
Infosys Consulting Sp. Z.o.o. (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(9)	U.S.	100%	100%	100%
Panaya Inc. (Panaya) (10)	U.S.	100%	100%	100%
Panaya Ltd.(11)	Israel	100%	100%	100%
Panaya GmbH(11)	Germany	100%	100%	100%
Panaya Pty Ltd(11)(19)	Australia	–	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	100%	–
Kallidus Inc. (Kallidus)(13)	U.S.	100%	100%	–
Noah Consulting LLC (Noah) (14)	U.S.	100%	100%	–
Noah Information Management Consulting Inc. (Noah Canada) (15)	Canada	100%	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014 (Refer note 2.5.3)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc.
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.5.2)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.5.2)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer note 2.5.1)
(15)	Wholly owned subsidiary of Noah
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016
(18)	Liquidated effective October 5, 2016
(19)	Liquidated effective November 16, 2016
(20)	Liquidated effective December 21, 2016
(21)	Wholly owned subsidiary of Infosys

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at
		March 31, 2017	March 31, 2016	April 1, 2015
DWA Nova LLC(1)	U.S.	16%	16%	20%

(1) Associate of Infosys Nova Holdings LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust

Refer notes 2.22 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

U.B. Pravin Rao

Dr. Vishal Sikka

Non-whole-time directors

K.V.Kamath ( resigned effective June 5, 2015)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy

Roopa Kudva

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

D. N. Prahlad (appointed effective October 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer (effective October 12, 2015)

David D. Kennedy, General Counsel and Chief Compliance Officer (till December 31, 2016)

Rajiv Bansal, Chief Financial Officer ( till October 12, 2015)

Mohit Joshi , President (effective October 13, 2016)

Rajesh K. Murthy, President (effective October 13, 2016)

Ravi Kumar S, President and Deputy Chief Operating Officer (effective October 13, 2016)

Sandeep Dadlani, President (effective October 13, 2016)

Krishnamurthy Shankar, Group Head - Human Resources (effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (effective December 31, 2016)

Company Secretary

A.G.S. Manikantha (appointed effective June 22, 2015)

The details of amounts due to or due from related parties as at March 31, 2017, March 31, 2016 and April 1, 2015 are as follows:

(In crore)

Particulars	As at
	March 31, 2017	March 31, 2016	April 1, 2015
Investment in debentures
EdgeVerve(2)	2,129	2,549	–
	2,129	2,549	–
Trade receivables
Infosys China	41	29	16
Infosys Mexico	2	6	1
Infosys Brasil	1	1	5
Infosys BPO	5	5	1
Infy Consulting Company Ltd.	73	8	26
EdgeVerve	–	–	14
Infosys Public Services	61	153	246
Infosys Sweden	1	28	–
Kallidus	6	–	–
Infosys McCamish Systems LLC	1	–	–
Panaya Ltd	44	14	–
	235	244	309
Loans(1)
Infy Consulting Company Ltd.	–	–	6
Infosys Sweden	–	24	–
Infosys Technologies China	69	67	–
EdgeVerve	–	–	18
	69	91	24
Prepaid and other financial assets
Infosys BPO	5	5	1
Infosys Public Services	–	8	4
EdgeVerve	–	3	14
Panaya	56	43	–
Infosys Consulting SAS	3	6	3
Infosys Consulting GmbH	1	1	1
Infosys China	1	–	–
Infy Consulting Company Ltd.	4	1	20
Infosys Consulting AG	1	–	–
Infy Consulting B.V.	1	–	–
Infosys Consulting Pte Ltd.	1	–	–
	73	67	43
Unbilled revenues
Infosys Consulting SAS	–	–	1
EdgeVerve	45	20	–
Kallidus	2	–	–
Infosys McCamish Systems LLC	–	–	5
	47	20	6
Trade payables
	10	10	10
Infosys BPO	33	6	–
Infosys (Czech Republic) Limited s.r.o.	3	2	–
Portland Group Pty Ltd	–	–	1
Infosys Mexico	2	2	1
Infosys Sweden	5	8	5
Infosys Management Consulting Pty Limited	8	16	10
Infosys Consulting Pte Ltd.	4	7	8
Infy Consulting Company Ltd.	9	83	65
Infosys Brasil	1	–	2
Noah Consulting LLC	17	–	–
Panaya Ltd.	1	9	–
Infosys Public Services	3	2	–
Kallidus	35	–	–
Infosys Poland Sp Z.o.o	1	–	–
Noah Information Management Consulting Inc.	3	–	–
	135	145	102
Other financial liabilities
Infosys BPO	2	27	16
Infosys McCamish Systems LLC	–	–	2
Infosys Consulting AG	–	1	1
Infy Consulting Company Ltd.	–	1	1
EdgeVerve	–	–	9
Panaya Ltd.	–	1	–
Infosys Public Services	–	7	4
Infosys Consulting Holding AG	10	–	–
Infosys Consulting GmbH	1	–	–
Infosys Mexico	1	1	–
	14	38	33
Accrued expenses
Infosys BPO	–	1	(1)
Kallidus Inc	–	18	–
Panaya Ltd	3	–	–
Noah Consulting, LLC	–	10	–
EdgeVerve	–	–	37
	3	29	36
Rental Deposit given for shared services
Infosys BPO	–	21	21
Rental Deposit taken for shared services
Infosys BPO	–	27	27

(1)	The above loans were given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% per annum, each and is repayable within a period of one year and at anytime within four years from the date of grant for Infosys China and Infosys Sweden respectively.

(2)	At an interest rate of 8.5% per annum.

Particulars	Maximum amount outstanding during
	2017	2016
Loans and advances in the nature of loans given to subsidiaries :
Infosys China	72	68
EdgeVerve	–	110
Kallidus Inc	–	10
Infosys Sweden	25	24
Infosys Consulting Holding AG	–	6

The details of the related parties transactions entered into by the Company, in addition to the lease commitments described in note 2.21, for the year ended March 31, 2017 and March 31, 2016 are as follows:

(In crore)

Particulars	Year ended March 31,
	2017	2016
Capital transactions:
Financing transactions
Equity
EdgeVerve	–	850
Infosys China	67	–
Infosys Sweden	76	–
Infosys Shanghai	180	258
Infosys Consulting Pte Ltd	10	–
Noah Consulting LLC	71	–
	404	1,108
Debenture given/ (repaid)
EdgeVerve	(420)	2,549
	(420)	2,549

Loans (net of repayment)(1)
Kallidus	–	–
Infosys Sweden	(1)	23
Infosys China	3	68
EdgeVerve	–	(18)
Infy Consulting Company Limited	–	(6)
	2	67

Cash paid under business transfer
EdgeVerve	–	335
	–	335
Revenue transactions:
Purchase of services
Infosys China	120	126
Infosys Management Consulting Pty Limited	125	130
Infy Consulting Company Limited	697	882
Infosys Consulting Pte Ltd.	36	104
Portland Group Pty Ltd	3	2
Infosys (Czech Republic) Limited s.r.o.	31	17
Infosys BPO	391	341
Infosys Sweden	72	79
Infosys Mexico	22	11
Infosys Public Services	22	11
Panaya Ltd.	50	20
Infosys Brasil	8	10
Infosys Poland Sp Z.o.o	4	–
Kallidus	75	18
Noah Consulting, LLC	135	10
Noah Information Management Consulting Inc.	4	–
	1,795	1,761
Purchase of shared services including facilities and personnel
Panaya Ltd.	2	–
Infosys BPO	19	18
	21	18
Interest income
Infosys China	4	–
Infosys Sweden	1	1
EdgeVerve	197	62
	202	63
Sale of services
Infosys China	15	11
Infosys Mexico	31	37
Infy Consulting Company Limited	75	30
Infosys Brasil	12	7
Infosys BPO	58	69
McCamish Systems LLC	1	3
Infosys Sweden	17	27
EdgeVerve	303	–
Kallidus	6	–
Infosys Public Services	893	900
	1,411	1,084
Sale of shared services including facilities and personnel
EdgeVerve	40	143
Panaya Ltd.	32	15
Infy Consulting Company Limited	3	5
Infosys Public Services	1	–
Infosys BPO	46	42
Infy Consulting B.V	1	–
Infosys Consulting SAS	2	1
	125	206

(1)	Loan outstanding (including accrued interest) given to Infosys Sweden is converted to equity during the year ended March 31, 2017.

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

 (In crore)

Particulars	Year ended March 31,
	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)(5)	84	101
Commission and other benefits to non-executive/independent directors	10	9
Total	94	110

(1)	Includes stock compensation expense of 36 crore for the year ended March 31, 2017 (7 crore for the year ended March 31, 2016) towards key managerial personnel. Refer note 2.12

(2)	Year ended March 31, 2017 includes 6 crore payable under severance agreement to David D. Kennedy, who stepped down as General counsel and Chief compliance officer w.e.f December 31, 2016

(3)	Year ended March 31, 2016 includes 17.38 crore payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial officer w.e.f October 12, 2015

(4)	The Board based on the recommendations of the Nominations committee approved on April 13, 2017, $0.82 million as variable pay to CEO for the year ended March 31, 2017. The shareholders vide postal ballot had approved a variable pay of $3 million at target.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 Mn and ESOP's amounting to $ 0.96 Mn representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million.

The year ended March 31, 2016 includes provision for variable pay amounting to $4.33 million (approximately 29 crore) to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately 28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million (approximately 29 crore) as variable pay for the year ended March 31, 2016.

(5)	On March 31, 2017, the shareholders vide postal ballot approved a revision in the salary of U.B. Pravin Rao, whole-time director and COO.

2.26 CORPORATE SOCIAL RESPONSIBILITY

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a)	Gross amount required to be spent by the company during the year is 287 crore.

b) Amount spent during the year on

in crore

Sl. No. Particulars	In Cash	Yet to be paid in Cash	Total
(i) Construction / acquisition of any asset	75	–	75
(ii) On purposes other than (i) above	215	–	215

2.27 DISCLSOURE ON SPECIFIED BANK NOTES (SBNs)

During the year, the Company had specified bank notes or other denomination note as defined in the MCA notification G.S.R. 308(E) dated March 31, 2017 on the details of Specified Bank Notes (SBN) held and transacted during the period from November 8, 2016 to December, 30 2016, the denomination wise SBNs and other notes as per the notification is given below:

in

Particulars	SBNs*	Other denomination notes	Total
Closing cash in hand as on November 8, 2016	232,000	352,117	584,117
(+) Permitted receipts	–	561,236	561,236
(-) Permitted payments	(98,000)	(765,438)	(863,438)
(-) Amount deposited in Banks	(134,000)	–	(134,000)
Closing cash in hand as on December 30, 2016	–	147,915	147,915

*	For the purposes of this clause, the term ‘Specified Bank Notes’ shall have the same meaning provided in the notification of the Government of India, in the Ministry of Finance, Department of Economic Affairs number S.O. 3407(E), dated the 8th November, 2016

2.28 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

Year ended March 31, 2017 and March 31, 2016

 (In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	15,735	6,086	13,999	10,280	7,065	4,901	1,223	59,289
	14,846	5,434	12,124	9,411	6,392	4,736	1,040	53,983
Identifiable operating expenses	8,408	3,136	6,931	5,127	3,607	2,595	788	30,592
	7,582	2,855	5,745	4,615	3,204	2,367	583	26,951
Allocated expenses	3,036	1,180	2,713	1,994	1,369	952	236	11,480
	3,079	1,143	2,550	1,979	1,344	996	218	11,309
Segment operating income	4,291	1,770	4,355	3,159	2,089	1,354	199	17,217
	4,185	1,436	3,829	2,817	1,844	1,373	239	15,723
Unallocable expenses								1,341
								1,129
Operating profit								15,876
								14,594
Other income, net								3,062
								3,006
Profit before income taxes								18,938
								17,600
Income tax expense								5,120
								4,907
Net profit								13,818
								12,693
Depreciation and amortization								1,331
								1,115
Non-cash expenses other than depreciation and amortization								10
								14

Geographic segments

Year ended March 31, 2017 and March 31, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	38,578	13,019	1,798	5,894	59,289
	35,638	11,775	1,274	5,296	53,983
Identifiable operating expenses	20,337	6,664	786	2,805	30,592
	18,052	5,868	568	2,463	26,951
Allocated expenses	7,479	2,523	345	1,133	11,480
	7,493	2,471	255	1,090	11,309
Segment operating income	10,762	3,832	667	1,956	17,217
	10,093	3,436	451	1,743	15,723
Unallocable expenses					1,341
					1,129
Operating profit					15,876
					14,594
Other income, net					3,062
					3,006
Profit before income taxes					18,938
					17,600
Income tax expense					5,120
					4,907
Net profit					13,818
					12,693
Depreciation and amortization					1,331
					1,115
Non-cash expenses other than depreciation and amortization					10
					14

Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2017 and March 31, 2016.

2.29 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Year ended March 31,
	2017	2016
Revenue from operations	59,289	53,983
Cost of sales	37,057	33,409
Gross Profit	22,232	21,689
Operating expenses
Selling and marketing expenses	2,728	2,695
General and administration expenses	3,628	3,285
Total operating expenses	6,356	7,095
Operating profit	15,876	14,594
Other income, net	3,062	3,006
Profit before tax	18,938	17,600
Tax expense:
Current tax	5,068	4,898
Deferred tax	52	9
Profit for the period	13,818	12,693
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(42)	(2)
Equity instruments through other comprehensive income	(5)	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges, net	39	–
Fair value changes on investments, net	(10)	–
Total other comprehensive income, net of tax	(18)	(2)
Total comprehensive income for the period	13,800	12,691

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary